Exhibit 99.3

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt about the contents of this Document or what action you should take, you should immediately consult your stockbroker, bank manager, solicitor or other independent financial adviser authorised under FSMA if you are in the United Kingdom or, if not, another appropriately authorised independent financial adviser. You should be aware that an investment in the Company involves a high degree of risk and prospective investors should in particular carefully consider the section entitled “Risk Factors” set out in Part II of this Document.

If you have sold or otherwise transferred, or you sell or otherwise transfer, all of your holding of ordinary shares in Summit Therapeutics PLC please send this Document together with the accompanying Form of Proxy at once to the purchaser or transferee or to the stockbroker, bank or other agent through or by whom the sale or transfer was or is effected, for onward delivery to the purchaser or transferee.

The whole of this Document should be read. Your attention is drawn to the letter from the Chairman of the Company, which is set out in Part I of this Document and which recommends that, to the extent you are entitled to do so, you vote in favour of the Resolutions to be proposed at the General Meeting.

Neither the Placing nor the Subscription constitutes an offer of transferable securities to the public (within the meaning of section 102B of FSMA) requiring an approved prospectus under section 85 of FSMA and accordingly this Document does not constitute a prospectus for the purpose of the Prospectus Rules of the UK Financial Conduct Authority or an admission document for the purpose of the AIM Rules. Accordingly, this Document has not been, and will not be, reviewed or approved by the UK Financial Conduct Authority pursuant to sections 85 and 87 of FSMA, the London Stock Exchange or any other authority or regulatory body and has not been approved for the purposes of Section 21 of FSMA. In addition, this Document does not constitute an admission document drawn up in accordance with the AIM Rules and this Document shall not constitute an offer to sell or a solicitation of an offer to buy any securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful.

Summit Therapeutics PLC

(Incorporated and registered in England and Wales under number 05197494)

Proposed Fundraising comprising a Subscription and a Placing of 175,378,450 New Ordinary Shares in aggregate at a price of 22.1 pence per New Ordinary Share and Issue of Investor Warrants

Approval of a waiver of obligations under Rule 9 of the Takeover Code

Board changes

Cancellation of trading on AIM

and

Notice of General Meeting

Copies of this Document are available free of charge during normal business hours on any weekday (except Saturdays, Sundays and public holidays) from Summit Therapeutics PLC’s registered office from the date of this Document to the date of admission of the New Ordinary Shares.

Application will be made for the New Ordinary Shares to be admitted to trading on the AIM market of the London Stock Exchange. Subject to certain conditions being satisfied, including the passing of the Resolutions at the General Meeting, it is expected that admission to trading on AIM and dealings in the New Ordinary Shares will commence on or around 30 December 2019.

AIM is a market designed for emerging or smaller companies to which a higher investment risk tends to be attached than to larger or more established companies. AIM securities are not admitted to the Official List of the United Kingdom Listing Authority. A prospective investor should be aware of the risks of investing in such companies and should make the decision to invest only after careful consideration, and if appropriate, consultation with a financial adviser.

Cairn Financial Advisers LLP is authorised and regulated by the UK Financial Conduct Authority and is acting exclusively for the Company as financial adviser and adviser pursuant to rule 3 of the Code in connection with the Fundraising and the Rule 9 Waiver respectively and for no one else and will not be responsible to anyone other than the Company for providing the protections afforded to its customers or for affording advice in relation to the matters referred herein. Cairn Financial Advisers LLP does not accept any liability whatsoever for the accuracy or opinions contained in this Document (or for omission of any material information) and shall not be responsible for the contents of this Document.

Nplus1 Singer Advisory LLP is authorised and regulated by the UK Financial Conduct Authority and is acting for the Company as a Broker and for no one else in connection with the Fundraising and will not be responsible to anyone other than the Company for providing the protections afforded to its customers or for affording advice in relation to the matters referred herein. N+1 Singer does not accept any liability whatsoever for the accuracy or opinions contained in this Document (or for omission of any material information) and shall not be responsible for the contents of this Document. No person should construe the contents of this Document as legal, tax or financial advice and recipients of this Document should consult their own advisers as to the matters described in this Document. The contents of the Company’s website or any website directly or indirectly linked to the Company’s website do not form part of this Document.

Notice of a General Meeting of Summit Therapeutics PLC to be held at the offices of CMS Cameron McKenna Nabarro Olswang LLP at Cannon Place, 78 Cannon Street, London, EC4N 6AF at 10.30 a.m. on 23 December 2019 is set out at the end of this Document. Shareholders will find enclosed with this Document a Form of Proxy for use at the General Meeting. If you do not intend on being present at the General Meeting, please complete the Form of Proxy in accordance with the instructions thereon and return it as soon as possible but, in any event, so as to be received by Link Asset Services, PXS, 34 Beckenham Road, Beckenham, Kent BR3 4TU at least 48 hours before the time appointed for the General Meeting.

None of the New Ordinary Shares, the Investor Warrants, the Form of Proxy, this Document or any other document connected with the Fundraising have been or will be approved or disapproved by the US Securities and Exchange Commission or by the securities commissions of any state or other jurisdiction of the United States or any other regulatory authority, nor have any of the foregoing authorities or any securities commission passed comment upon or endorsed the merits of the offering of the New Ordinary Shares and the Investor Warrants, the Form of Proxy, or the accuracy or adequacy of this Document or any other document connected with the Fundraising. Any representation to the contrary is a criminal offence. The distribution of this Document and the Form of Proxy in jurisdictions other than the UK may be restricted by law and therefore persons into whose possession this Document and/or the Form of Proxy come should inform themselves about and observe any such restrictions. Any failure to comply with any such restrictions may constitute a violation of the securities laws or regulations of such jurisdictions.

The New Ordinary Shares and the Investor Warrants have not been registered under the US Securities Act 1933 (as amended) (the “Securities Act”) or under the applicable securities laws of any state or other jurisdiction of the United States or any of the other “Restricted Jurisdictions” (such jurisdictions being the United States, Australia, Canada, Japan, New Zealand and South Africa and any other jurisdiction where the extension or availability of the Fundraising would breach any applicable law). The New Ordinary Shares and the Investor Warrants may not be offered, sold, taken up, resold, transferred or delivered, directly or indirectly, within, into or in the United States, or any Restricted Jurisdiction or to any national resident or citizen of, or any corporation, partnership or other entity created or organised under the laws of any Restricted Jurisdiction, except pursuant to an applicable exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and in compliance with the securities laws of any relevant state or other jurisdiction of the United States and any relevant Restricted Jurisdiction. The Subscription Shares and the related Investor Warrants are being offered and sold to an accredited investor pursuant to an exemption from registration under Regulation D of the Securities Act, and the Placing Shares and the related Investor Warrants are being offered and sold outside of the United States in offshore transactions pursuant to Regulation S of the Securities Act. The Placing Shares and the related Investor Warrants may not be offered or sold, directly or indirectly, in or into the United States or to, or for the account or benefit of, a U.S. Person (as defined in Regulation S of the Securities Act), except pursuant to an applicable exemption from, or in a transaction not subject to, the registration requirements of the Securities Act. There will be no public offering of the New Ordinary Shares or the Investor Warrants in the United States.

Notice to overseas persons

None of the New Ordinary Shares or the Investor Warrants have been registered under the Securities Act or under the securities legislation of any state or other jurisdiction of the United States. The distribution of this Document in certain jurisdictions other than the United Kingdom may be restricted by law and therefore persons into whose possession this Document comes should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

It is the responsibility of any person receiving a copy of this Document outside the United Kingdom to satisfy himself as to the full observance of the laws and regulatory requirements of the relevant territory in connection therewith, including obtaining any governmental or other consents which may be required or observing any other formalities required to be observed in such territory and paying any other issue, transfer or other taxes due in such other territory.

Cautionary note regarding forward-looking statements

This Document contains certain statements about Summit Therapeutics PLC and certain of its current plans, goals and expectations relating to its future financial condition and performance and which involve a number of risks and uncertainties. The Company cautions readers that no forward-looking statements are a guarantee of future performance and that actual results could differ materially from those contained in such forward-looking statements. All statements, other than statements of historical facts, included in this Document including statements about the completion of the proposed sale of New Ordinary Shares and the Investor Warrants, development and potential commercialisation of Summit Therapeutics PLC product candidates, the therapeutic potential of Summit Therapeutics PLC preclinical and clinical product candidates, the timing of initiation, completion and availability of data from clinical trials, the potential of the Discuva Platform, the potential benefits and future operation of the collaboration with Eurofarma Laboratórios SA, the awards from BARDA and CARB-X, including any potential future payments thereunder, any other potential third-party collaborations and expectations regarding the sufficiency of our cash balance and any proceeds from the sale of the New Ordinary Shares and the Investor Warrants to fund operating expenses and capital expenditures, and other statements preceded or followed by, or that include, the words ‘‘targets’’, ‘‘plans’’, ‘‘believes’’, ‘‘expects’’, ‘‘aims’’, ‘‘intends’’, ‘‘will’’, ‘‘may’’, ‘‘should’’, ‘‘anticipates’’, ‘‘estimates’’, ‘‘projects’’ or words or terms of similar substance or the negative thereof, are or may be forward-looking statements. Forward-looking statements also include statements relating to the following: (i) future capital expenditures, expenses, revenues, earnings, synergies, economic performance, indebtedness, financial condition, dividend policy, losses and future prospects and (ii) business and management strategies and the expansion and growth of the operations of Summit Therapeutics PLC. These forward-looking statements are not guarantees of future performance and have not been reviewed by the auditors of Summit Therapeutics PLC. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors (a number of which are beyond the Company’s control) which may cause the actual results, performance or achievements of any such person, or industry results, to be materially different from any results, performance or achievements expressed or implied by such forward-looking statements. (These factors are discussed in the “Risk Factors” section of filings that Summit Therapeutics PLC makes with the Securities and Exchange Commission, including its Annual Report on Form 20-F for the fiscal year ended 31 January 2019.) These forward-looking statements are based on assumptions regarding the present and future business strategies of Summit Therapeutics PLC and the environment in which it will operate in the future. Investors should not place undue reliance on such forward-looking statements and, save as is required by law or regulation (including to meet the requirements of the AIM Rules, the Disclosure Guidance and Transparency Rules and/or the Prospectus Rules), Summit Therapeutics PLC does not undertake any obligation to update publicly or revise any forward-looking statements (including to reflect any change in expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based). All subsequent oral or written forward-looking statements attributed to Summit Therapeutics PLC or any persons acting on its behalf are expressly qualified in their entirety by the cautionary statement above. All forward-looking statements contained in this Document are based on information available to the Directors of Summit Therapeutics PLC at the date of this Document, unless some other time is specified in relation to them, and the posting or receipt of this Document shall not give rise to any implication that there has been no change in the facts set forth herein since such date.

DEFINITIONS

“Act”	the Companies Act 2006, as amended from time to time

“Admission”	admission of the New Ordinary Shares to trading on AIM, such admission becoming effective in accordance with the AIM Rules

“ADS”	one American Depositary Share, representing five Ordinary Shares

“AIM” “AIM Delisting”	the market of the same name operated by the London Stock Exchange the proposed cancellation of admission of the Ordinary Shares to trading on AIM as described in Part I of this Document

“AIM Rules”	the AIM rules for Companies and their Nominated Advisers, published by the London Stock Exchange (as amended from time to time)

“Articles”	the articles of association of the Company as adopted by special resolution passed on 19 February 2015 and as amended by a special resolution passed on 14 July 2015

“Board Restructuring”	the proposed appointments of each of Robert W. Duggan, Dr Ventzislav Stefanov, Dr Elaine Stracker and Manmeet Soni as non-executive directors of the Company, the appointment of Glyn Edwards as Chairman of the Board in addition to his existing role of Chief Executive Officer, and the resignation of each of Frank Armstrong, Leopoldo Zambeletti and David Wurzer as Directors, in each case with effect from Admission

“Broker”	N+1 Singer

“Business Day”	a day (other than a Saturday or Sunday) on which commercial banks are open for general business in London, England

“Cancellation Resolution”	the resolution numbered 4, as set out in the Notice of General Meeting

“Cairn”	Cairn Financial Advisers LLP, nominated adviser and financial adviser to the Company pursuant to Rule 3 of the Takeover Code

“Company” or “Summit”	Summit Therapeutics PLC, a public limited company incorporated in England and Wales with registered number 05197494 and registered office at 136a Eastern Avenue, Milton Park, Abingdon, Oxfordshire OX14 4SB, United Kingdom

“Concert Party”	collectively, the Subscriber, the Proposed Directors and MZA

“Consultancy Agreement”	the consultancy agreement entered into between Summit and MZA dated 6 December 2019, further details of which are set out in paragraph 5(e) of Part VI of this Document

“Consultant Warrants”	the warrants to be issued to MZA pursuant to the terms of the Consultancy Agreement

“CREST”	the electronic settlement system for paperless settlement of trades of UK and Irish securities operated by Euroclear UK & Ireland Limited

“Directors” or “Board”	the directors of the Company as at the date of this Document, whose names are set out on page 8 of this Document

“Document”	this Document, including the Notice of General Meeting appended to it

“Enlarged Share Capital”	the Existing Ordinary Shares and the New Ordinary Shares in issue immediately following Admission

“Exchange Act”	The U.S. Securities Exchange Act of 1934

“Existing Ordinary Shares”	each Ordinary Share in issue as at the date of this Document

“Form of Proxy”	the form of proxy accompanying this Document for use at the General Meeting

“FSMA”	the Financial Services and Markets Act 2000, as amended from time to time

“Fundraising” “Fundraising Resolutions”	the fundraising for the Company comprising the Subscription and the Placing the resolutions numbered 1 to 3, inclusive, as set out in the Notice of General Meeting

“General Meeting” or “GM”	the general meeting of the Company to be held at the offices of CMS Cameron McKenna Nabarro Olswang LLP at Cannon Place, 78 Cannon Street, London EC4N 6AF at 10.30 a.m. on 23 December 2019, notice of which is set out at the end of this Document

“Group”	the Company and its subsidiary undertakings

“Independent Shareholders”	the holders of Existing Ordinary Shares other than any member of the Concert Party

“Investors”	Shareholders participating in the Subscription and the Placing

“Investor Warrants”	the warrants to subscribe for up to 26,306,765 Ordinary Shares granted pursuant to the warrant instrument executed by the Company on 6 December 2019, further details of which are set out in paragraph 5(b) of Part VI of this Document

“Link” or “Registrars”	Link Asset Services, a trading name for Link Market Services Limited, being the Company’s registrars

“London Stock Exchange”	London Stock Exchange PLC

“MZA” or “Consultant”	Maky Zanganeh & Associates, Inc.

“Nasdaq”	Nasdaq Stock Market

“New Ordinary Shares”	the 175,378,450 new Ordinary Shares to be issued and allotted pursuant to the Fundraising

“Notice of General Meeting”	the notice of General Meeting set out at the end of this Document

“N+1 Singer”	Nplus1 Singer Advisory LLP, together with its associate, Nplus1 Singer Capital Markets Ltd, acting as a broker to the Company and placing agent with regard to the Placing

“Ordinary Shares”	ordinary shares of one penny each in the capital of the Company

“Panel”	the Panel on Takeovers and Mergers

“Placee(s)”	any person who has conditionally agreed to subscribe for Placing Shares

“Placing”	the conditional placing, by the Broker, as agent of and on behalf of the Company, of the Placing Shares and certain Investor Warrants on the terms and subject to the conditions contained in the Placing Agreement

“Placing Agreement”	the agreement dated 6 December 2019 between the Company and the Brokers relating to the Placing, further details of which are set out in paragraph 5(c) of Part VI of this Document

“Placing Price”	22.1 pence per New Ordinary Share

“Placing Shares”	the 9,221,400 new Ordinary Shares to be issued to Placees pursuant to the Placing

“Proposed Directors”	Ventzislav Stefanov, Elaine Stracker and Manmeet Soni

“Resolutions”	the resolutions to be proposed at the General Meeting, as set out in the Notice of General Meeting

“RIS”	a regulatory information service approved by the Financial Conduct Authority for the distribution to the public of regulatory announcements

“Rule 9”	Rule 9 of the Takeover Code

“Rule 9 Waiver” or “Waiver”	the waiver of Rule 9 that would otherwise be applicable in respect of the Subscription as agreed by the Panel in the context of the Fundraising and to be approved by the Independent Shareholders as set out in Resolution 3

“Shareholders”	holders of Ordinary Shares and ADSs

“Subscriber”	Mr Robert W. Duggan

“Subscription”	the proposed subscription by the Subscriber for the Subscription Shares and certain Investor Warrants, according to the terms of the Subscription Agreement

“Subscription Agreement” or “Securities Purchase Agreement”	the securities purchase agreement dated 6 December 2019 between the Subscriber and the Company relating to the Subscription, further details of which are set out in paragraph 5(a) of Part VI of this Document

“Subscription Price”	22.1 pence per New Ordinary Share

“Subscription Shares”	the 166,157,050 New Ordinary Shares to be issued to the Subscriber pursuant to the Subscription

“Takeover Code” or “Code”	the City Code on Takeovers and Mergers issued by the Panel

“UK” or “United Kingdom”	the United Kingdom of Great Britain and Northern Ireland

“£” or “pounds” or “GBP”	Great British pounds, the basic unit of currency in the United Kingdom

“$” or “dollars” or “USD”	United States dollars, the basic unit of currency in the United States of America

DIRECTORS, SECRETARY AND ADVISERS

Directors	Frank Armstrong, Non-executive Chairman Glyn Edwards, Chief Executive Officer Leopoldo Zambeletti, Non-executive Director David Wurzer, Non-executive Director

Company Secretary	Melissa Strange

Nominated Adviser and financial adviser to the Company pursuant to Rule 3 of the Code	Cairn Financial Advisers LLP Cheyne House, Crown Court 62-63 Cheapside London EC2V 6AX United Kingdom

UK legal adviser to the Company	CMS Cameron McKenna Nabarro Olswang LLP Cannon Place 78 Cannon Street London EC4N 6AF United Kingdom

US legal adviser to the Company	Wilmer Cutler Pickering Hale and Dorr LLP 7 World Trade Center 250 Greenwich Street New York, NY 10007 United States of America

Broker	N+1 Singer One Bartholomew Lane London EC2N 2AX United Kingdom

Registrars	Link Asset Services 34 Beckenham Road Beckenham Kent, BR3 4TU United Kingdom

Website	www.Summitplc.com

EXPECTED TIMETABLE OF PRINCIPAL EVENTS

Announcement of the Fundraising	6 December 2019
Publication of this Document and the Form of Proxy	6 December 2019
Latest time and date for receipt of the Form of Proxy	10.30 a.m. on 19 December 2019
General Meeting	10.30 a.m. on 23 December 2019
Result of General Meeting announced via RIS	23 December 2019
Expected date of Admission and commencement of dealings in the New Ordinary Shares on AIM	8.00 a.m. on 30 December 2019
Expected date of the cancellation of admission of the Ordinary Shares to trading on AIM	7.00 a.m. on 24 February 2020

Notes:

(1)	References to times in this Document are to London time (unless otherwise stated).

(2)	If any of the above times or dates should change, the revised times and/or dates will be notified by an announcement through an RIS.

(3)	The Company’s LEI code is 213800NRW8AOMYMTBD89 and ISIN code is GB00BN40HZ01.

FUNDRAISING STATISTICS

Subscription and Placing Price per New Ordinary Share	22.1 pence
Number of Existing Ordinary Shares in issue at the date of this Document	160,494,758
Number of New Ordinary Shares being issued under the Subscription	166,157,050
Number of New Ordinary Shares being issued under the Placing	9,221,400
Enlarged Share Capital immediately following the Fundraising*	335,873,208
New Ordinary Shares as a percentage of the Enlarged Share Capital*	52.22%
Gross Proceeds of the Fundraising†	$50,000,000
Estimated net proceeds pursuant to the Fundraising	$49,300,000

*	Assumes no further issues of Ordinary Shares other than as outlined in this Document and excluding the exercise of any outstanding options over Ordinary Shares.

†

For the convenience of the reader, the gross proceeds of the Fundraising, in aggregate, translated between Great British pounds and US dollars are as below, using an exchange rate of $1.2900 to £1.00. This exchange rate is used throughout this Document.

Gross proceeds of the Subscription	£36.7 million	$47.4 million
Gross proceeds of the Placing	£2.1 million	$2.6 million
Aggregate gross proceeds of the Fundraising	£38.8 million	$50.0 million

PART I

LETTER FROM THE CHAIRMAN OF SUMMIT THERAPEUTICS PLC

(Incorporated and registered in England and Wales with registered no. 05197494)

Directors	Registered office:
Frank Armstrong, Non-executive Chairman	136a Eastern Avenue
Glyn Edwards, Chief Executive Officer	Milton Park
Leopoldo Zambeletti, Non-executive Director	Abingdon
David Wurzer, Non-executive Director	Oxfordshire
OX14 4SB UK

6 December 2019

To all Shareholders and to the holders of ADSs and, for information, to holders of options over Ordinary Shares

Proposed Fundraising comprising a Subscription and Placing of 175,378,450 New Ordinary Shares at a price of 22.1 pence per New Ordinary Share

Issue of Investor Warrants

Rule 9 Waiver, Board Changes, AIM Delisting

and

Notice of General Meeting

1.	Introduction

The Company announced on 6 December 2019 that it proposes to raise approximately $50 million (before expenses) from the Investors by means of the Fundraising which comprises the subscription for and the placing of, in aggregate, 175,378,450 New Ordinary Shares at a price of 22.1 pence per New Ordinary Share. In addition, a total of 26,306,765 Investor Warrants are proposed to be granted to the Investors with each such Investor being granted the right to subscribe for approximately 0.15 new Ordinary Shares in respect of each New Ordinary Share subscribed for.

The Subscriber is Mr Robert W. Duggan. Mr Duggan currently holds 15,657,641 ADSs, representing 78,288,205 Existing Ordinary Shares, and approximately 48.78 per cent. of the Existing Ordinary Shares. Mr Duggan has agreed to subscribe for 166,157,050 New Ordinary Shares at the Subscription Price, raising gross proceeds of approximately $47.4 million. Following completion of the Subscription and the Placing, Mr Duggan will hold, in aggregate, 244,445,255 Ordinary Shares representing approximately 72.78 per cent. of the Enlarged Share Capital.

The Placees comprise an institutional investor Shareholder and a director of the Company, Mr Glyn Edwards. The Placees have agreed to subscribe for 9,221,400 New Ordinary Shares raising gross proceeds of approximately $2.6 million. Glyn Edwards, who currently holds 383,333 Existing Ordinary Shares, representing approximately 0.24 per cent. of the Existing Ordinary Shares, has agreed to subscribe for 452,475 New Ordinary Shares at the Placing Price raising gross proceeds of approximately £100,000. Following completion of the Fundraising Mr Edwards will hold, in aggregate, 835,808 Ordinary Shares representing approximately 0.25 per cent. of the Enlarged Share Capital.

The Subscription Price and the Placing Price (which are the same) represent the trailing ten-day volume weighted average price of the Ordinary Shares up to and including 25 November 2019. The exercise price of each Investor Warrant is 24.3 pence, which represents a premium of 10 per cent. to the Subscription Price and the Placing Price.

Board Restructuring

A key element of the proposed Fundraising is for the Board to be restructured. Specifically, Mr Duggan has been appointed as a non-executive director of the Company, together with three additional non-executive directors nominated by Mr Duggan, and the three existing independent non-executive directors, including myself, have agreed to leave the Board, in each case with effect from and conditional on Admission. Glyn Edwards, who is currently Chief Executive, has been appointed Chairman and Chief Executive Officer with effect from and conditional on Admission. Further details on these changes are set out in paragraph 5 of this Part I of this Document.

AIM Delisting

In connection with the Fundraising and subject to approval by Shareholders of the Cancellation Resolution, it is proposed that the admission of the Ordinary Shares to trading on AIM will be cancelled 24 February 2020. The ADSs will remain listed on Nasdaq. Accordingly, subject to the Cancellation Resolution being approved following completion of the AIM Delisting, all public trading of securities in the Company will take place on Nasdaq by way of ADSs.

The AIM Delisting reflects the increasing focus of the Company’s business operations on the United States. Further details about the AIM Delisting are provided in paragraph 12 of this Part I.

If Shareholders approve the Cancellation Resolution, the Company will seek to provide support to Shareholders to enable them to convert their Ordinary Shares into ADSs prior to the AIM Delisting taking effect. Shareholders should note that conversion of Ordinary Shares into ADSs must take place in multiples of five. It is not possible to receive a fraction of an ADS, so in the event that this conversion is completed after the AIM Delisting has taken place, there is a risk that Shareholders will be left with a small number of Ordinary Shares (a maximum of four Ordinary Shares) which cannot be converted into ADSs.

Subject to the Cancellation Resolution being approved, the Company expects to send to Shareholders further information detailing the process by which Shareholders may convert their Ordinary Shares into ADSs.

Rule 9 Waiver

The Fundraising and the Rule 9 Waiver are conditional, inter alia, on the passing of all the Resolutions at the General Meeting. Further details relating to the Rule 9 Waiver and the Takeover Code are set out in paragraph 11 of this Part I of this Document.

Robert Duggan is deemed to be acting in concert with the Proposed Directors, being Ventzislav Stefanov, Elaine Stracker, Manmeet Soni, and Maky Zanganeh & Associates, Inc., further details of which are set out in Part III of this Document.

The maximum potential controlling position that could be held by the Concert Party is 286,236,970 Ordinary Shares, representing approximately 75.81 per cent. of the Enlarged Share Capital, as further enlarged by the exercise of the Investor Warrants by the Subscriber and Consultant Warrants.

Following Admission, Robert Duggan will be beneficially interested in a total of 244,445,255 Ordinary Shares, representing approximately 72.78 per cent. of the Enlarged Share Capital. The issue of the Investor Warrants would mean that, if fully exercised by the Subscriber (and assuming no other Ordinary Shares are issued prior to any such exercise), the Subscriber’s aggregate shareholding would increase to 269,368,810 Ordinary Shares, representing 74.66 per cent. of the then further enlarged share capital of the Company. Further information on the Subscriber is set out at paragraph 3 of this Part I, and Part III of this Document.

On 14 December 2018, the Company, Cairn and Mr Duggan entered into a relationship agreement to regulate the Company’s relationship with Mr Duggan. If the Fundraising and the AIM Delisting are approved, the Relationship Agreement will terminate with effect from the date of cancellation of the Ordinary Shares to trading on AIM.

The Fundraising and the Cancellation are conditional, inter alia, on the passing of the Fundraising Resolutions and the Cancellation Resolution at the General Meeting, which is being held at 10.30 a.m. on 23 December 2019 at the offices of CMS Cameron McKenna Nabarro Olswang LLP at Cannon Place, 78 Cannon Street, London, EC4N 6AF.

Accordingly, unless all of the Resolutions are passed by Shareholders at the General Meeting, neither the Fundraising nor the Cancellation will proceed.

As previously disclosed, the Company’s existing cash and funding arrangements will be sufficient to fund the Company’s operating expenses, including the ongoing Phase 3 clinical trials of ridinilazole for the treatment of C. difficile infection, and capital expenditure requirements through to 31 January 2020. If approved, the proposed Fundraising will extend this runway by approximately 12 months to 31 January 2021. The additional funds will be used to support the Company’s Phase 3 clinical trials of ridinilazole, its preparatory commercialisation related activities, its planned early-stage research and development activities to develop new mechanism antibiotics for the treatment of serious infectious diseases, and its general activities associated with operating as a public company in the United States. Further details on how the proceeds of the Fundraising are intended to be used are in paragraph 8 of Part I of this Document.

If the Fundraising does not proceed, there is no certainty that the Company will have access to alternative sources of funding, and the Directors would need to consider alternative strategic options that may not be in the best interests of Shareholders including the Company entering into liquidation or administration. Furthermore, if no alternative sources of funding are available, the Company will stop its ongoing research and development activities including, amongst other things, the Phase 3 clinical trials of ridinilazole.

The Directors therefore believe that the terms of the Fundraising are favourable to all Shareholders and will provide Summit with a stronger basis to execute its strategy, and enhance the Company’s ability to secure additional funds including through potential licensing arrangements, collaborations, strategic alliances, grants from government entities, philanthropic, non-government and not for profit organisations and equity financings. As described above, if the Fundraising does not proceed, the Company may not have access to alternative sources of funding. The Directors believe that securing future funding from any of the additional funding sources described above would be unlikely and, even if the Company could obtain funding from these sources, it may be on less favourable terms than the Fundraising and the Company may not be able to advance its development plans for ridinilazole and its pre-clinical pipeline in accordance with its stated plans.

In connection with the Fundraising, the Directors also believe that the proposed Board Restructuring and AIM Delisting are in the best interests of the Company and the Shareholders as a whole.

The Code currently applies to the Company. Following the proposed Board Restructuring, the Board will comprise three non-executive directors based in the United States: Mr Duggan, Dr Stracker and Mr Soni. Dr Stefanov, who is resident in Cyprus, will also join the Board as a non-executive director and Mr Edwards will be the only director of the Company that is resident in the UK. If the Fundraising is completed, all board meetings of the Company taking place after the date of Admission are expected to be held in the United States.

The Panel has confirmed that the Company will remain subject to the Code until such time as both (1) the proposed Board Restructuring has occurred, resulting in the Company’s place of central management and control no longer being in the United Kingdom, Channel Islands and Isle of Man and (2) the Company’s shares are no longer admitted to trading on AIM. Subject inter alia to the Cancellation Resolution being approved, it is expected that the Company will no longer be subject to the Code from 24 February 2020.

For so long as both the Company’s place of central management and control is outside the United Kingdom, Channel Islands and Isle of Man and the Company’s shares are not traded on a regulated market or multilateral trading facility in the UK, Channel Islands or Isle of Man, the Code will not apply to the Company. Therefore in those circumstances Shareholders would not receive the protections afforded by the Code in the event there is a subsequent offer to acquire their shares in the Company.

2.	Information on Summit

Overuse and misuse of antibiotics contribute to two serious public health issues: antimicrobial resistance, or AMR, and Clostridium difficile infection. AMR is a natural process that has allowed microbes (bacteria, viruses, fungi and parasites) to survive in their environments for millions of years. As microbes are challenged with antimicrobial substances, some microbes will be able to survive and can pass their AMR genes to other bacteria. The overuse and inappropriate use of antimicrobial medicines has increased the rate at which microbes are developing AMR.

Approximately 700,000 people die every year from antimicrobial resistant infections. According to The Review on Antimicrobial Resistance, Tackling Drug-Resistant Infections Globaly, chaired by Jim O’Neill and published in 2016, the number of deaths due to antimicrobial resistant infections is projected to rise to 10 million by 2050, a number that surpasses deaths due to cancer. The rise of AMR could render once easily treated infections untreatable and undermine physicians’ abilities to perform surgeries and other medical procedures.

The Microbiome

The human microbiome is the vast collection of microbes, including bacteria, viruses, archaea and fungi, which live on and inside human beings. Microbiomes can be found colonising different parts of the human body including the gut, skin and respiratory system. The important role that these microbiomes play in the natural protection against infection and maintenance of general well-being in human health is becoming increasingly evident, along with the consequences of what happens when a microbiome is perturbed, for example through use of antibiotics.

Summit, a Leader in Antibiotic Innovation

Summit’s goal is to become a fully integrated biopharmaceutical company focussed on the discovery, development and commercialisation of new mechanism antibiotics that are designed to target specific infections and preserve the microbiome. These targeted antibiotics are being developed with the aim of showing significant advantages over current standards of care in clinical trials and offering a compelling value proposition to payors. Through these collective efforts, Summit believes it can position its new mechanism antibiotics for commercial success and help combat the threat from antibiotic resistance by the appropriate stewardship of antibiotics in clinical use.

Ridinilazole for the Treatment of C. difficile Infection

Summit’s strategy in antibiotic development is primarily focussed on the development of ridinilazole, the Company’s novel-class, precision antibiotic for the potential front-line treatment of Clostridium difficile infection (“CDI”).

CDI is a bacterial infection of the colon that produces toxins causing inflammation of the colon and severe diarrhoea. CDI can also result in more serious disease complications, including pseudomembranous colitis, bowel perforation, toxic megacolon, sepsis and death. It is estimated that there are over one million cases of CDI annually in the United States and Europe, with CDI associated with approximately 29,000 deaths per year in the United States alone. The community of microorganisms that make up the natural gut flora microbiome is known to play an important role in protecting against CDI. Its perturbation by the use of broad spectrum antibiotics for other infections causes CDI. The US Centers for Disease Control and Prevention (the “CDC”) classifies C. difficile as one of four bacteria that pose an urgent healthcare threat, the highest warning level.

Based on clinical trial results to date, ridinilazole selectively targets C. difficile bacteria without causing collateral damage to the gut microbiome, and therefore has the potential to be a front-line therapy that treats not only the initial CDI infection, but importantly reduces the rate of CDI recurrence.

In a Phase 2 proof of concept clinical trial called CoDIFy, ridinilazole demonstrated clinical and statistical superiority in sustained clinical response (“SCR”) over vancomycin, the current standard of care for CDI. SCR is a combined clinical trial endpoint that measured cure of the initial infection and whether patients had not experienced disease recurrence 30 days after completing treatment. In the CoDIFy trial, ridinilazole treated patients achieved a SCR rate of 66.7 per cent compared to 42.4 per cent for vancomycin treated patients. Ridinilazole was also shown to be highly preserving of the microbiome compared to patients who were treated with vancomycin and experienced substantial damage to their gut microbiome. For many of the vancomycin-treated patients, this damage persisted after treatment had ended.

Ri-CoDIFy Phase 3 Clinical Trials & Enrolment Status

Ridinilazole is currently being evaluated in the Phase 3 clinical trial programme called Ri-CoDIFy that was initiated in February 2019. The Ri-CoDIFy trials have been designed to be similar to the Phase 2 CoDIFy trial and seek to support adoption of ridinilazole as the new standard of care treatment for CDI. These landmark design clinical trials aim to: i) show superiority over vancomycin using a composite endpoint measuring SCR; ii) generate health economic data to help support ridinilazole’s commercial launch, if approved; and iii) undertake deep microbiome analysis that aims to show ridinilazole’s preservation of the gut microbiome.

The programme comprises two Phase 3 clinical trials that will enrol up to a total of approximately 1,360 patients with CDI. The trials are randomised and double blind with half of the patients receiving ridinilazole, and the other half receiving vancomycin. Based on progress to date on enrolment, the Phase 3 clinical trial programme remains on track to report top-line data in the second half of 2021. Initiation of enrolment and dosing commenced in February 2019. By the end of September 2019, the trial initiation phase was progressing well with trial sites in 17 countries open for enrolment, including trial sites in nine new countries opening in August and September 2019. More than half of the 300 planned clinical trial sites had been opened and patient enrolment was at 73 as of 30 September 2019. As of 30 November 2019, over two thirds of the planned clinical trial sites have been opened and patient enrolment was 128 meaning a further

1,232 patients remain to be enrolled. Further updates on the status of enrolment into the Ri-CoDIFy clinical trials are expected to be provided in future quarterly financial results. In addition, to support the successful completion of patient enrolment into Ri-CoDIFy, Summit has engaged the consultancy firm Maky Zanganeh & Associates to provide support into activities towards the enrolment of patients into these Phase 3 clinical trials, and further information on this arrangement is contained in paragraph 7 of this Part I of this Document. Additionally, Summit will seek to maximise engagement and support of stakeholders through a comprehensive programme of activities. These include holding investigator meetings in different countries, site monitoring and use of communications materials targeted at trial patients, clinicians and research staff.

Commercialisation plans

Summit holds exclusive commercialisation rights for ridinilazole for all indications in the United States. If ridinilazole receives marketing approval, Summit intends to commercialise it in the United States with its own focused, specialised sales force that it plans to establish. As of the date of this Document, initial commercial and medical affairs hires have been made in the US. Work to prepare for a potential launch and secure future market access for ridinilazole has begun. During the coming months, Summit plans to hire additional staff with specialist skills to support this activity.

The Company will also evaluate its options to maximise the commercial opportunity for ridinilazole in other key territories, including the potential for out-licensing to third parties, where it retains exclusive commercialisation rights, including Europe and Asia. As announced in December 2017, Summit granted exclusive right to commercialise ridinilazole in certain countries in South America, Central America and the Caribbean to Eurofarma Laboratórios SA, in exchange for an upfront payment of $2.5 million and specified development, commercial and sales milestones, as well as specified product supply transfer payments.

BARDA Contract

The ongoing clinical and regulatory development of ridinilazole is being supported by a contract with the Biomedical Advanced Research and Development Authority (“BARDA”), an agency of the United States government, which potentially provides up to $63.7 million in aggregate in non-dilutive funding. To date, total committed BARDA funding under this contract is $53.6 million, including a $9.6 million option that was exercised by BARDA in June 2019. These committed funds from BARDA are expected to be drawn down during the course of the Phase 3 clinical trials and the drug manufacturing activities required for the submission of marketing approval applications and other regulatory activities. As of 31 July 2019, a total of $30.1 million under the BARDA contract had been recognised as income by Summit.

Discuva Platform

The development of Summit’s pipeline of new classes of antibiotics is underpinned by its proprietary Discuva Platform. The platform is being used to support the development of ridinilazole by seeking to gain a greater insight into its ability to preserve the patient’s healthy microbiome. In addition, the Discuva Platform is utilised from discovery through the selection of optimised clinical candidates, to deliver potential antibiotics with new mechanisms of action and a low likelihood of drug resistance developing from their use, combined with a targeted spectrum of activity. This further supports Summit’s strategy of developing treatments that preserve the healthy functioning microbiome of patients.

The Discuva Platform utilises proprietary libraries of a wide range of bacteria that can be used to generate new mechanism antibiotics against bacteria that are classified as urgent or high-risk threats by the CDC and the World Health Organization (“WHO”), including those that follow below.

SMT-571: This is Summit’s preclinical development candidate for the treatment of gonorrhoea. SMT-571 has a new mechanism of action that targets cell division and which has shown high potency for a range of N. gonorrhoeae strains in in vitro studies, including those that are multi-drug resistant. SMT-571 continues to be in investigational new drug (“IND”) enabling studies. In July 2018, Summit was awarded up to $4.5 million in non-dilutive funding from CARB-X, a public-private partnership dedicated to accelerating antibacterial research and development to address the rising global threat of drug-resistant bacteria. The funding is supporting the preclinical and Phase 1 clinical development of SMT-571 if certain development milestones are met. Summit is evaluating its options for maximising the value of its gonorrhoea programme and expects to seek a long-term partner to support its development as the preferred option.

DDS-04: This is a series of new class antibiotics that act via the novel bacterial target LolCDE with the potential to treat infections caused by the Gram-negative bacteria, Enterobacteriaceae. During 2019, Summit presented in vivo proof of concept data in animal models of sepsis, pneumonia and urinary tract infection that showed the potential of these new mechanism antibiotics to treat infections at all sites. These data are in addition to findings from in vitro studies that showed the DDS-04 series to have high potency and specificity for multiple resistant and non-resistant Enterobacteriaceae strains.

3.	Information on and Intentions of the Subscriber and the Concert Party

Detailed information on the Subscriber and persons deemed to be acting in concert with the Subscriber is set out in Part III of this Document.

The Subscriber has been deemed by the Panel to be acting in concert with the Proposed Directors, being Dr Ventzislav Stefanov, Manmeet Soni, and Dr Elaine Stracker, and Maky Zanganeh & Associates Inc. (“MZA”). The relationship between Elaine Stracker and MZA is explained at paragraph 6 in Part I of this Document.

The Subscriber has stated that, subject to the Subscription being completed, he intends to change the composition of the Board. Accordingly, all of the existing non-executive directors, being myself as Chairman, Leopoldo Zambeletti and David Wurzer, have agreed to step down from the Board with effect from and conditional on Admission, and each of Dr Elaine Stracker, Dr Ventzislav Stefanov and Manmeet Soni have been appointed to the Board as non-executive directors, together with Mr Duggan, in each case with effect from and conditional on Admission.

The Subscriber believes that the Proposed Directors are all well-qualified and have the necessary skill set and qualifications to facilitate the Company’s success. The Board agrees with the Subscriber’s assessment and accordingly has approved the appointments of the Proposed Directors, in each case with effect from and conditional on Admission.

In addition, subject to approval by Shareholders of the Cancellation Resolution, the Ordinary Shares will cease trading on AIM. The expected date of cancellation is 24 February 2020. The ADSs will continue to trade on the Nasdaq Global Market. The Company and the Subscriber believe that this will be in the best interests of the Company and Shareholders.

Shareholders should be aware that, if the Subscription is approved, the Subscriber will be able to exercise significant influence over the Board and the Company’s future strategy. Your attention is drawn to the risk factors set out in Part II of this Document.

While it is important to note that no significant changes are currently planned by the Proposed Directors, accurate decisions are data based. To expound, adequate relevant data verified to be accurate is essential. As at the date of this Document, the Subscriber and the Proposed Directors have not had full access to the entire data set and a chance to validate its accuracy and relevancy. The analysis of all relevant data will be a priority once the Subscriber and the Proposed Directors have access to the full day-to-day data and workings of the Company. If upon reviewing that data, it becomes apparent that changes are necessary, the Board will operate in the best interests of the Company and make all decisions and changes it determines to be advisable.

This encompasses all strategic plans, including employment, the continued trading of the Company’s securities on Nasdaq, the locations of the Group’s places of business, fixed assets and any headquarters. While at the present time the Subscriber has no specific plans to make any changes with respect to the above, the Subscriber reserves all rights to make any and all changes he and the Proposed Directors determine to be in the best interest of the Company.

The Subscriber confirms that it is pursuing the Subscription on the terms outlined in this Document on the basis of the long-term commercial justification set out in paragraph 8 of this Part I of the Document.

4.	Relationship Agreement

On 14 December 2018, the Company, Cairn and Mr Duggan entered into a relationship agreement to regulate the Company’s relationship with Mr Duggan. If the Fundraising and the AIM Delisting are approved, the Relationship Agreement will terminate with effect from the date of cancellation of the Ordinary Shares to trading on AIM.

5.	Board Restructuring

In the event that the Fundraising is completed, the Board will be restructured to support preparations for the potential launch of Summit’s first product candidate, ridinilazole, for the treatment of CDI, should it gain marketing approval.

Mr Robert Duggan, Dr Ventzislav Stefanov, Mr Manmeet Soni and Dr Elaine Stracker have each been appointed as non-executive directors of the Company with effect from and conditional on Admission. Mr Glyn Edwards, currently Chief Executive Officer, has been appointed as Chairman with effect from and conditional on Admission and will remain as Chief Executive Officer. The three current non-executive directors, Dr Frank Armstrong, Mr David Wurzer and Mr Leopoldo Zambeletti, have agreed to resign from the Board with effect from and conditional on Admission. Please refer to paragraph 6 of this Part I below for further details regarding Code implications of the proposed AIM Delisting and Board Restructuring.

Mr Robert W. Duggan (age 75) is a serial US based entrepreneur who has built several successful companies across different industries including biotechnology. Mr Duggan is currently the Chief Executive Officer of Duggan Investment Inc., a private US investment firm. Mr Duggan has served on the boards of a number of US public and private companies and he is currently chairman of the board of the Nasdaq listed company, Pulse Biosciences, Inc. He was previously a substantial shareholder in and the Chairman of the Board and Chief Executive Officer of Pharmacyclics, Inc., which was sold to AbbVie Inc., in 2015. Further details regarding Mr Duggan can be found in paragraph 1 of Part III of this Document.

Dr Ventzislav Stefanov (age 52) is an experienced pharmaceutical executive who has been involved in the commercial launch and marketing of drug products, including a number of antibiotics, across Europe. Dr Stefanov is currently a healthcare investor and independent consultant who provides advice, including to Duggan Investments Inc., on the therapeutic and commercial prospects of marketed and investigational antibiotics. Prior to taking up this role, Dr Stefanov held commercial positions with leading pharmaceutical companies including Bayer, Merck Sharp & Dohme, AstraZeneca and Eli Lilly where he was involved in the marketing of a range of products including antibiotics from the classes of carbapenems, quinolones and cephalosporins, as well as vancomycin. Dr Stefanov received his MD degree from the Medical University in Sofia, Bulgaria. Further details regarding Dr Stefanov can be found in paragraph 2 of Part III of this Document.

Dr Elaine Stracker (age 59) has over 20 years of legal experience for Fortune 500 and start-up life science companies. She currently serves as General Counsel and Senior Vice President for Corporate Development at Maky Zanganeh & Associates Inc., where she assists with due diligence, intellectual property, financings, transactional matters, HR, compliance, litigation, operations and overall strategy development. Previously, Dr Stracker served as General Counsel at Indigo Ag. and at Pharmacyclics Inc., where she was instrumental in closing one of the largest private equity financings in the agricultural industry ($100 million) and biopharmaceutical sales of a company ($21 billion) respectively. Prior to that she held various senior legal counsel positions at Medtronic Inc., Gilead Sciences Inc. Merck & Co., Inc. and Molecular Probes, Inc. (acquired by Invitrogen, Inc.). Dr Stracker earned both a Bachelor’s degree in chemistry and a Doctor of Philosophy degree in organic chemistry from the University of California, Davis. In addition, she earned a Juris Doctorate degree from the Boalt School of Law at the University of California. She is licensed to practice law in California and is a registered patent attorney of the United States Patent and Trademark Office. She is the recipient of several honours and distinctions including a Tribute to Women in Industry Award and a Jurisprudence Award for Patent Law, and is published in the area of advanced licensing agreements. Further details regarding Dr Stracker can be found in paragraph 3 of Part III of this Document.

Mr Manmeet Soni (age 42) has extensive experience in transitioning biotechnology companies from development stage through commercialisation and globalisation. He has served as the Chief Financial Officer of several publicly-listed life science companies, including Pharmacyclics, Inc. (acquired by Abbvie, Inc. in 2015), Ariad Pharmaceuticals Inc. (acquired by Takeda Inc. in 2017), Alnylam Pharmaceuticals, Inc., and is currently the Chief Financial Officer and Executive Vice President of Reata Pharmaceuticals, Inc. where he is responsible for overall global functions of finance, tax, treasury, internal audit, information technology, investor relations, corporate communication and strategy functions. Mr Soni currently serves on the board of Arena Pharmaceuticals, Inc. and Pulse Biosciences, Inc. He is a certified public accountant and chartered accountant from India and received his Bachelor of Commerce from Hansraj College, Delhi University, India. Further details regarding Dr Soni can be found in paragraph 4 of Part III of this Document.

The Company is also evaluating the composition of the committees of the Board and its compliance with Nasdaq listing standards in the event that the Fundraising is completed and the Board is restructured. The Company currently relies on a provision in Nasdaq’s listing standards that permits it to follow home country practice in lieu of certain corporate governance requirements, including requirements pertaining to committee composition. Furthermore, following the Fundraising, the Company would qualify as a “controlled company” as that term is set forth in the Nasdaq listing standards, which would provide another basis for exemption from certain corporate governance requirements. Notwithstanding these exemptions, the Company will continue to be subject to the rules applicable to audit committees set forth in the Nasdaq listing standards, including a determination by the Board that all members of the Audit Committee meet the criteria for independence set forth in Rule 10A-3(b)(1) under the Exchange Act.

Shareholders are reminded that under the Articles and in accordance with applicable law:

(a)

a Director may be appointed to the Board by resolution of the Company in general meeting or by a resolution of the Board. In his capacity as a Shareholder, Mr Duggan may vote on any resolution of the Company that relates to the re-election of a Director;

(b)

the Board determines the Company’s business plan and has overall responsibility for decisions relating to the appointment and termination of members of the executive management team, and the compensation payable to them; and

(c)	the principal responsibility of the executive management team is to execute the Company’s business plan, under the supervision of the Board.

6.	Code Implications of the Proposed AIM Delisting and Board Restructuring

The Code currently applies to the Company. Following the proposed Board Restructuring, the Board will comprise three non-executive directors based in the United States: Mr Duggan, Dr Stracker and Mr Soni. Dr Stefanov, who is resident in Cyprus, will also join the Board as a non-executive director and Mr Edwards will be the only director of the Company that is resident in the UK. If the Fundraising is completed, all board meetings of the Company taking place after the date of Admission are expected to be held in the United States.

The Panel has confirmed that the Company will remain subject to the Code until such time as both (1) the proposed Board Restructuring has occurred, resulting in the Company’s place of central management and control no longer being in the United Kingdom, Channel Islands and Isle of Man and (2) the Company’s shares are no longer admitted to trading on AIM.

Subject, inter alia, to the Cancellation Resolution being approved, it is expected that the Company will no longer be subject to the Code from 24 February 2020.

For so long as both the Company’s place of central management and control is outside the United Kingdom, Channel Islands and Isle of Man and the Company’s shares are not traded on a regulated market or multilateral trading facility in the UK, Channel Islands or Isle of Man, the Code will not apply to the Company. Therefore in these circumstances Shareholders would not receive the protections afforded by the Code in the event there is a subsequent offer to acquire their shares in the Company.

Brief details of the Panel, the Code and the protections given by the Code are described below.

The Code

The Code is issued and administered by the Panel. The Code and the Panel operate principally to ensure that shareholders are treated fairly and are not denied an opportunity to decide on the merits of a takeover and that shareholders of the same class are afforded equivalent treatment by an offeror. The Code also provides an orderly framework within which takeovers are conducted. In addition, it is designed to promote, in conjunction with other regulatory regimes, the integrity of the financial markets.

The General Principles and Rules of the Code

The Code is based upon a number of General Principles which are essentially statements of standards of commercial behaviour. For your information, these General Principles are set out below.

1.

All holders of the securities of an offeree company of the same class must be afforded equivalent treatment; moreover, if a person acquires control of a company, the other holders of securities must be protected.

2.

The holders of the securities of an offeree company must have sufficient time and information to enable them to reach a properly informed decision on the bid; where it advises the holders of securities, the board of the offeree company must give its views on the effects of implementation of the bid on employment, conditions of employment and the locations of the company’s places of business.

3.	The board of an offeree company must act in the interests of the company as a whole and must not deny the holders of securities the opportunity to decide on the merits of the bid.

4.

False markets must not be created in the securities of the offeree company, of the offeror company or of any other company concerned by the bid in such a way that the rise or fall of the prices of the securities becomes artificial and the normal functioning of the markets is distorted.

5.

An offeror must announce a bid only after ensuring that he/she can fulfil in full any cash consideration, if such is offered, and after taking all reasonable measures to secure the implementation of any other type of consideration.

6.	An offeree company must not be hindered in the conduct of its affairs for longer than is reasonable by a bid for its securities.

The General Principles apply to all transactions with which the Code is concerned. They are expressed in broad general terms and the Code does not define the precise extent of, or the limitations on, their application. They are applied by the Panel in accordance with their spirit to achieve their underlying purpose.

In addition to the General Principles, the Code contains a series of rules, of which some are effectively expansions of the General Principles and examples of their application and others are provisions governing specific aspects of takeover procedure. Although most of the rules are expressed in more detailed language than the General Principles, they are not framed in technical language and, like the General Principles, are to be interpreted to achieve their underlying purpose. Therefore, their spirit must be observed as well as their letter. The Panel may derogate or grant a waiver to a person from the application of a rule in certain circumstances.

A summary of key points regarding the application of the Code to takeovers generally is set out below. You should note that, if the Fundraising is completed, the protections afforded by the Code will no longer apply.

Equality of treatment

General Principle 1 of the Code states that all holders of securities of an offeree company of the same class must be afforded equivalent treatment. Furthermore, Rule 16.1 requires that, except with the consent of the Panel, special arrangements may not be made with certain shareholders in the Company if there are favourable conditions attached which are not being extended to all shareholders.

Information to shareholders

General Principle 2 requires that holders of securities of an offeree company must have sufficient time and information to enable them to reach a properly informed decision on a bid. Consequently, a document setting out full details of an offer must be sent to the offeree company’s shareholders.

The opinion of the offeree board and independent advice

The board of the offeree company is required by Rule 3.1 of the Code to obtain competent independent advice as to whether the financial terms of an offer are fair and reasonable and the substance of such advice must be made known to its shareholders. Rule 25.2 requires that the board of the offeree company must send to the offeree company’s shareholders and persons with information rights its opinion on the offer and its reasons for forming that opinion. That opinion must include the board’s views on: (i) the effects of implementation of the offer on all the company’s interests, including, specifically, employment; and (ii) the offeror’s strategic plans for the offeree company and their likely repercussions on employment and the locations of the offeree company’s places of business.

The circular from the offeree company must also deal with other matters such as interests and recent dealings in the securities of the offeror and the offeree company by relevant parties and whether the directors of the offeree company intend to accept or reject the offer in respect of their own beneficial shareholdings.

Rule 20.1 states that, except with the consent of the Panel or as provided in the Notes on Rule 20.1, information and opinions relating to an offer or a party to an offer must be made equally available to all offeree company shareholders and persons with information rights as nearly as possible at the same time and in the same manner.

Optionholders and holders of convertible securities or subscription rights

Rule 15 of the Code provides that when a Code offer is made for voting equity share capital or other transferable securities carrying voting rights and the offeree company has convertible securities outstanding, the offeror must make an appropriate offer or proposal to the stockholders to ensure their interests are safeguarded. Rule 15 also applies in relation to holders of options and other subscription rights.

Please refer also to paragraph 11 of this Part I for further details about the Code and request for the Rule 9 Waiver in the context of the Fundraising.

7.	Consultancy Agreement with Maky Zanganeh & Associates, Inc

On 16 October 2019, Summit entered into a two-month consultancy agreement with MZA, an executive management and consultancy firm with specialism in the life sciences industry. The consultancy services provided give support into clinical operation activities related to the ongoing global Phase 3 clinical trials of ridinilazole for the treatment of CDI, regulatory activities pertaining to a potential new drug application should the Phase 3 trials be successful and strategic planning support more generally for the ridinilazole programme. The fees for such services under this consultancy agreement are $75,000 per month, payable by Summit to MZA and the agreement shall terminate automatically on 16 December 2019.

On 6 December 2019, the Company entered into a longer-term agreement (the “Consultancy Agreement”) with MZA, conditional on completion of the Fundraising. The scope of work in the Consultancy Agreement is the same as in the October 2019 consultancy agreement and the services under the Consultancy Agreement will be provided for a period of three years from the date of Admission.

The proposal to engage MZA follows a recommendation by the Subscriber, Mr Robert Duggan, who has worked with the Founder and Chief Executive Officer of MZA, Dr Mahkam Zanganeh, in executive and board roles. Mr Duggan and Dr Zanganeh have been friends and colleagues for many years.

Under the terms of the Consultancy Agreement, a monthly consultancy fee of $75,000 will be payable by Summit to MZA. In addition, MZA will receive warrants to subscribe for 16,793,660 Ordinary Shares, exercisable at the Subscription Price (“Consultant Warrants”), which will represent 5.0 per cent. of the Enlarged Share Capital. The Consultant Warrants will vest on a quarterly basis over a three year period from Admission and will have a ten-year life.

Further information regarding the Consultancy Agreement is set out in paragraph 5(e) of Part VI of this Document.

8.	Reasons for the Fundraising and Use of Funds

There is a world-wide crisis in antibiotic resistance and the Subscriber believes there exists an urgent need to develop new antibiotic treatments for the benefit of patients. The Subscriber sees the antibacterial marketplace as vital to human healthcare and at the same time holds promise for future innovation. He therefore seeks to make investments into research and development that has the potential to bring forward new, effective treatments for infectious diseases.

The Subscriber continues to acknowledge the capability of the Summit management team and the Company’s strategy and platform for bringing new and innovative antibiotics to patients with serious infectious diseases. This Fundraising will support the progression of the Company’s strategy and the advancement of its clinical and preclinical drug programmes.

The Subscriber has assumed that all information provided to him by the Company is accurate. To the extent new information becomes available to the Subscriber, and as the Subscriber becomes more involved with the Company as a Director, he will advocate for changes to the Company’s strategy that he believes will serve the best interests of the Shareholders and promote the Company’s success.

The focus of Summit is on the development of ridinilazole and other targeted antibiotics, with a goal of treating serious infections and minimising collateral damage to the microbiome. The Directors believe that the net proceeds of the Fundraising, together with the Company’s existing cash resources and funding agreements will extend its cash runway by approximately 12 months to 31 January 2021. The Company expects to use these funds to support the following activities:

•

Ridinilazole: Continued patient enrolment into the Ri-CoDIFy Phase 3 clinical trial programme of ridinilazole for the treatment of CDI. The Ri-CoDIFy clinical programme initiated in February 2019 with the enrolment and dosing of the first patient into these Phase 3 clinical trials. This is a global clinical programme with patients being enrolled in different countries across North America, South America, Europe and Asia.

•

Ridinilazole: Preparatory activities to support the commercial launch of ridinilazole, if approved. In March 2019, Summit indicated its strategy to commercialise ridinilazole in the United States, if approved, using its own salesforce. The Company is now undertaking preparatory activities to support this commercial plan in parallel to conducting the Ri-CoDIFy clinical trials.

•

Development of early-stage research projects. Use the Discuva Platform to support research into understanding the ability of ridinilazole to preserve the microbiome of patients to potentially achieve further reductions in recurrence of CDI, and develop new antibiotic research projects for the treatment of serious infectious diseases including gonorrhoea and Enterobacteriaceae.

•	General corporate purposes.

In the absence of other sources of income or further grants, the Company will require additional funding to continue to execute its research, development and commercialisation strategy for ridinilazole beyond January 2021. It is expected that approximately $50 million of additional funding will be required to fund the business to January 2022, beyond the expected reporting of top-line data from the Ri-CoDIFy clinical trials in the second half of 2021. Beyond the reporting of top-line data, further funding will be required to support Summit’s strategy to commercialise ridinilazole in the US in the event it receives marketing approval.

The Company has a successful record in being able to raise funding from different sources. In the current market conditions, the Board believes that it is likely that the principal source of future funding to support its research and development programmes and commercial activities will be the US equity markets due to their greater size and higher number of specialist healthcare investors. The Board is therefore considering options on how to maximise the opportunity to secure additional future funding including increasing the Company’s ability to access the US equity markets and improving liquidity in the trading of the Company’s shares.

9.	Details of the Fundraising

The Company has conditionally raised a total of $50,000,000 (circa £38.8 million) (before expenses) pursuant to the Fundraising through the issue of the New Ordinary Shares by way of the Subscription and the Placing. The Subscriber has agreed to subscribe for the Subscription Shares at the Subscription Price and a Shareholder that is an institutional investor, along with Glyn Edwards, have agreed to subscribe for the Placing Shares. Completion of the Fundraising is conditional, amongst other things, upon the approval by Shareholders of the Fundraising Resolutions.

Upon Admission, the Enlarged Share Capital is expected to be 335,873,208 Ordinary Shares, such that the New Ordinary Shares will represent approximately 52.22 per cent. of the Enlarged Share Capital.

In connection with the Subscription, the Company and the Subscriber have entered into the Subscription Agreement, further details of which are contained in paragraph 5(a) of Part VI of this Document.

The Subscription will be financed by the payment of cash by the Subscriber to the Company. No debt facility or other type of instrument will be used to finance the Subscription.

In connection with the Placing, the Company and the Broker have entered into the Placing Agreement, on customary terms and conditions for a transaction of this nature, further details of which are contained in paragraph 5(c) of Part VI of this Document.

The New Ordinary Shares will, when issued and fully paid, rank pari passu in all respects with the Existing Ordinary Shares, including the right to receive all dividends and other distributions declared, made or paid after Admission.

The Fundraising will have no effect on the earnings, assets and liabilities of the Company, save that following Admission the assets of the Company will be increased by the proceeds received pursuant to the Fundraising, net of expenses and the Company will generate a higher level of interest on the increased cash and cash equivalents that it holds pending deployment of these funds in accordance with the use of proceeds stated above.

Application will be made to the London Stock Exchange for admission of the New Ordinary Shares to trading on AIM. Subject to the satisfaction of all applicable conditions, it is expected that Admission will become effective and dealings in the New Ordinary Shares will commence at 8:00 a.m. on 30 December 2019.

The Ordinary Shares currently trade on AIM under the symbol “SUMM” and on the Nasdaq Global Market in the form of ADSs under the symbol “SMMT”.

10.	Current Trading for Summit and Prospects for the Group

On 11 October 2019, Summit published its financial results for the six months ended 31 July 2019, a summary of which is set out below:

•

Revenue and other operating income of £9.4 million (exchange rate of $1.222 to £1.00 on 31 July 2019) for the six months ended 31 July 2019 compared to £48.0 million for the six months ended 31 July 2018. Other operating income was £9.0 million for the six months ended 31 July 2019, as compared to £6.2 million for the six months ended 31 July 2019. This increase resulted primarily from the recognition of operating income from Summit’s funding contract with BARDA for the development of ridinilazole. Revenue was £0.4 million, compared to £41.8 million for the six months ended 31 July 2018, with this decrease due to the reduction in revenue related to the Sarepta licence and collaboration agreement following the Group’s decision in June 2018 to discontinue development of ezutromid for the treatment of Duchenne muscular dystrophy. The Sarepta agreement was terminated in October 2019.

•

The Group recorded a loss for the six months ended 31 July 2019 of £9.2 million compared to a net profit of £20.8 million for the six months ended 31 July 2018. The net profit in the comparable period reflected that generated from income from the Sarepta agreement described above.

•

The net cash used in operating activities for the six months ended 31 July 2019 was £6.9 million compared to £17.8 million for the six months ended 31 July 2018. Net cash used in investing activities was £0.2 million for the six months ended 31 July 2019 compared to £0.1 million for the six months ended 31 July 2018. Net cash used in financing activities was £0.2 million for the six months ended 31 July 2019 compared to net cash generated from financing activities of £14.1 million for the six months ended 31 July 2018.

•	Cash, cash equivalents and bank deposits totalled £20.9 million (31 January 2019: £26.9 million).

The financial results for the financial year ended 31 January 2019 and 31 January 2018, along with interim results for the six months ended 31 July 2019 and 31 July 2018, are incorporated by reference in Part VI of this Document.

The Group is primarily focussed on progressing ridinilazole for the treatment of CDI, understanding the impact of ridinilazole on the microbiome of patients, and advancing early-stage antibiotic research projects for the treatment of serious infectious diseases as outlined in paragraph 2 of this Part I of this Document. It expects to continue enrolment and dosing of patients with CDI into its Phase 3 clinical trial of its lead antibiotic ridinilazole, to undertake research into the mechanism by which ridinilazole preserves the microbiome, to understand how to continue to undertake preparatory activities to support commercialisation of ridinilazole (if it receives marketing approval), and to continue to develop its earlier-stage pipeline.

11.	Takeover Code and Rule 9 Waiver

The Takeover Code currently applies to the Company and governs, inter alia, transactions which may result in a change of control of a company to which the Takeover Code applies. Under Rule 9 of the Takeover Code, any person who acquires, whether by a series of transactions over a period of time or not, an interest (as defined in the Takeover Code) in shares which, taken together with shares in which he is already interested, or in which persons acting in concert with him are interested, carry 30 per cent. or more of the voting rights of a company which is subject to the Takeover Code, is normally required to make a general offer to all the remaining shareholders to acquire their shares.

Similarly, Rule 9 of the Takeover Code also provides that when any person, together with persons acting in concert with him, is interested in shares which, in aggregate, carry more than 30 per cent. of the voting rights of such company, but does not hold shares carrying 50 per cent. or more of such voting rights, a general offer will normally be required if any further interest in shares is acquired by any such person.

An offer under Rule 9 must be in cash and must be at the highest price paid by the person required to make the offer, or any person acting in concert with him, for any interest in shares of the company in question during the 12 months prior to the announcement of the offer.

Shareholders should be aware that, under the Takeover Code, if a person (or group of persons acting in concert) holds shares carrying more than 50 per cent. of a company’s voting rights, that person (or any person(s) acting in concert with him) will normally be entitled to increase their holding or voting rights without incurring any further obligations under Rule 9 to make a mandatory offer, although an individual member of a concert party would not be able to increase its individual interest in shares through or between a Rule 9 threshold without Panel consent.

Persons acting in concert include persons who, pursuant to an agreement or understanding (whether formal or informal), co-operate to obtain or consolidate control of a company.

Maximum potential controlling position of the Concert Party

The Subscriber is deemed by the Panel to be acting in concert with the Proposed Directors and MZA. The maximum controlling position of the Concert Party is 75.81 per cent. A table setting out the interests and the maximum holding of each member of the Concert Party is set out below.

Name of concert party member	Ordinary Shares following Subscription	Investor Warrants	Consultant Warrants	Total holdings	Percentage of Enlarged Share Capital as further enlarged by the exercise of Investor Warrants by the Subscriber and the Consultant Warrants
Robert W. Duggan	244,445,255	24,923,555	—	269,368,810	71.34
Ventzislav Stefanov	74,500	—	—	74,500	0.02
Elaine Stracker*	—	—	—	—	—
MZA	—	—	16,793,660	16,793,660	4.45
Manmeet Soni	—	—	—	—	—

Total	244,519,755	24,923,555	16,793,660	286,236,970	75.81

*	Elaine Stracker is General Counsel and SVP of Corporate Development at MZA.

Further details on the Concert Party are set out in Part III of this Document.

The Subscriber’s subscription for New Ordinary Shares and Investor Warrants would, without the Rule 9 Waiver, oblige the Subscriber to make a general offer to Shareholders under Rule 9 of the Takeover Code as explained in the above section.

Whether or not the Rule 9 Waiver is approved, the Subscriber will not be restricted under the Takeover Code from making an offer for the Company. If the Rule 9 Waiver is approved, the Subscriber would be able to increase his shareholding without incurring any further obligation under Rule 9 to make a mandatory offer for the Company.

The Subscriber’s shareholding in the Company following the Fundraising is set out in Part III of this Document.

The Company has applied to the Panel for the Rule 9 Waiver in order to permit the Fundraising to proceed without triggering an obligation on the part of the Subscriber to make a general offer to Shareholders.

The Panel has agreed, subject to Resolution 3 at the General Meeting being passed on a poll of Independent Shareholders, to waive the requirement which might otherwise arise as a result of the Subscription, for the Subscriber to make a general offer to all Shareholders. Accordingly, Shareholders should be aware that, following completion of the Fundraising, the Subscriber will hold more than 50 per cent. of the Company’s voting share capital, and would be able to increase his holdings in the Company without incurring an obligation under Rule 9 to make a mandatory offer to the other Shareholders.

Please refer to paragraph 6 of this Part I for further information in relation to the implications of the proposed AIM Delisting and Board Restructuring.

As noted at paragraph 4 above, if the Fundraising and the AIM Delisting are approved, the Relationship Agreement will terminate with effect from the date of cancellation of the Ordinary Shares to trading on AIM.

12.	AIM Delisting

In connection with the Fundraising, the Company is also proposing to seek to cancel admission of the Ordinary Shares to trading on AIM. Subject to approval by Shareholders of the Cancellation Resolution, it is expected that trading of the Ordinary Shares on AIM will cease at 7.00 a.m. on 24 February 2020. The ADSs will remain listed on Nasdaq and all public trading of shares in the Company after that date will take place on that exchange.

The Company’s proposal to implement the AIM Delisting reflects the increasing focus of the Company’s business operations to the United States, one of the world’s most important pharmaceutical markets, and specifically Summit’s strategy to commercialise ridinilazole in the United States with its own focussed, specialised sales force it plans to establish.

The Ordinary Shares were admitted to trading on AIM in October 2004. In March 2015, Summit achieved dual-listing status following the completion of an initial public offering of ADSs on the Nasdaq Global Market in the United States. The trading liquidity in the Company’s securities since becoming dual-listed has favoured Nasdaq, with an increasing majority of the Company’s securities held as ADSs. In the six months ended 30 November 2019, approximately 68 per cent of the Company’s securities traded were in the form of ADSs on Nasdaq. At the date of this Document, approximately 71 per cent of the Ordinary Shares were held in the form of ADSs.

It is the belief of the Directors that the AIM Delisting has the following potential benefits for the Company and the Shareholders by:

•	enhancing the liquidity of trading in the Ordinary Shares by consolidating all transactions onto a single exchange, Nasdaq;

•	simplifying the Company’s regulatory and corporate governance compliance by not having to adhere to two differing sets of market regulations and corporate governance rules; and

•	reducing the administrative costs of maintaining a dual-listing.

The Panel has confirmed that the Company will remain subject to the Code until such time as both (1) the proposed Board Restructuring has occurred, resulting in the Company’s place of central management and control no longer being in the United Kingdom, Channel Islands and Isle of Man and (2) the Company’s shares are no longer admitted to trading on AIM.

Subject, inter alia, to the Cancellation Resolution being approved, it is expected that the Company will no longer be subject to the Code from 24 February 2020.

For so long as both the Company’s place of central management and control is outside the United Kingdom, Channel Islands and Isle of Man and the Company’s shares are not traded on a regulated market or multilateral trading facility in the UK, the Code will not apply to the Company. Therefore in these circumstances Shareholders would not receive the protections afforded by the Code in the event there is a subsequent offer to acquire their shares in the Company.

The AIM Delisting Process

Pursuant to Rule 41 of the AIM Rules for Companies, the Company is required to obtain the consent of not less than 75 per cent. of the votes cast by Shareholders at a general meeting in order to request that the Ordinary Shares are cancelled from trading on AIM. That consent is being sought by way of the Cancellation Resolution. The Fundraising will only proceed if the Cancellation Resolution, as well as the Fundraising Resolutions are approved by Shareholders.

Should Shareholders approve the Cancellation Resolution, the final day of trading on AIM of the Ordinary Shares is expected to be 21 February 2020. On that basis, the AIM Delisting would take effect at 7.00 a.m. on 24 February 2020. Thereafter, Ordinary Shares will continue to be capable of being held and transferred in certificated form, but there will be no public market in the UK on which Shareholders will be able to trade Ordinary Shares.

Shareholders will be able to convert Ordinary Shares into ADSs and by doing so, be able to trade such ADSs on Nasdaq. If Shareholders approve the Cancellation Resolution, the Company will seek to provide support to Shareholders to enable them to convert their Ordinary Shares into ADSs prior to the AIM Delisting taking effect. Shareholders should note that conversion of Ordinary Shares into ADSs must take place in multiples of five. It is not possible to receive a fraction of an ADS, so in the event that this conversion is completed after the AIM Delisting has taken place, there is a risk that Shareholders will be left with a small number of Ordinary Shares (maximum of four Ordinary Shares) which cannot be converted into ADSs.

Subject to the Cancellation Resolution being approved, the Company expects to send to Shareholders further information detailing the process by which Shareholders may convert their Ordinary Shares into ADSs.

Effect of the AIM Delisting

The Ordinary Shares are currently admitted to trading on AIM and its ADSs are traded on Nasdaq. Should the AIM Delisting take place, trading in the Ordinary Shares will cease to occur on AIM. The ADSs will however remain listed on Nasdaq with all public trading of shares in the Company taking place on that exchange. One ADS is represented by five Ordinary Shares.

In addition, with effect from completion of the AIM Delisting, the AIM Rules will no longer apply to the Company and the Company will no longer be required to retain a nominated adviser or broker. Summit will however continue to act in accordance with all other applicable laws and regulations. These include:

•	holding an annual general meeting and, when required, other general meetings, in accordance with the applicable statutory requirements and the Articles;

•

making available to all Shareholders the Company’s annual report and financial statements and continuing to prepare consolidated United Kingdom statutory accounts under IFRS and in accordance with the applicable requirements of the Companies Act 2006; and

•	maintaining a Nasdaq-rule compliant “investors” section on the Company’s website providing information on significant events and developments.

Following completion of the proposed AIM Delisting, and for so long as the Company’s ADSs remain listed on Nasdaq, the Company’s ongoing market notification obligations will be solely governed by the rules and regulations of the US Securities and Exchange Commission (including the Exchange Act), and all other laws, rules and regulations applicable to a company with ADSs listed on Nasdaq.

In addition, Summit will continue to be subject to the Act and all other laws and regulations to the extent applicable to a public company incorporated in England and Wales with a Nasdaq listing of ADSs.

Shareholders should also note that that the Takeover Code will cease to apply to the Company following completion of the AIM Delisting and Board Restructuring.

UK tax treatment

Many investors purchase AIM-quoted shares because they are classed as unlisted/unquoted securities which may qualify for relief from inheritance taxation and certain other preferential tax benefits. Summit cannot and does not provide any form of taxation advice to Shareholders and therefore Shareholders are strongly advised to seek their own taxation advice to confirm the consequences for them of continuing to hold unlisted Ordinary Shares or converting Ordinary Shares into ADS form.

The Company’s understanding of the current position under UK taxation law is as follows (but it should be noted that the Company has not taken steps to confirm the current position with HMRC and therefore the following should not be relied upon by Shareholders without taking further advice):

•

following the AIM Delisting, Ordinary Shares should continue to be accepted by HMRC as qualifying as unlisted/unquoted securities for the purposes of certain specific UK tax rules (notably, the UK inheritance tax business property relief rules). Therefore, those Shareholders who elect to continue to hold unlisted Ordinary Shares should continue to be regarded as holding unlisted/unquoted securities under those same rules; and

•

those Shareholders who elect to convert their holdings of Ordinary Shares to Nasdaq listed ADSs should similarly still be regarded as holding unlisted/unquoted securities for the purposes of the same specific UK tax rules as are referred to above, on the basis that the issuer of the ADSs, contractually governed by the law of the State of New York, regards the Shareholder as the beneficial owner of the underlying Ordinary Shares. Each ADS is a financial instrument which represents five Ordinary Shares held on deposit with the Depositary’s Custodian on behalf of the ADS holder. As the ADS holder retains similar rights to a direct holder of Ordinary Shares (rights to vote, rights to dividend, etc.) subject in all instances to the terms and conditions of the governing deposit agreement and it is the ADS rather than the Ordinary Shares themselves that are listed, the Company understands that the listing of ADSs on Nasdaq and the AIM Delisting should not cause the Ordinary Shares to be treated by HMRC as listed/quoted securities ceasing to qualify for relief under the specific UK tax rules referred to above (in particular, under the UK inheritance tax business property relief rules).

It is expected that Shareholders who elect to convert their holdings of Ordinary Shares to Nasdaq listed ADSs following the AIM Delisting will incur a stamp duty or SDRT charge at the higher rate of 1.5 per cent.

If you are in any doubt as to your tax position you should consult an appropriate professional adviser immediately.

13.	General Meeting

The Resolutions to be proposed at the General Meeting are, in summary, as follows:

1)	an ordinary resolution, to grant the Directors authority to allot the New Ordinary Shares and grant the Investor Warrants in connection with the Fundraising;

2)

a special resolution, to dis-apply pre-emption rights granted under the Act, in respect of the allotment of the New Ordinary Shares and grant of the Investor Warrants in connection with the Fundraising;

3)	an ordinary resolution, to approve the Rule 9 Waiver and in respect of which only Independent Shareholders will be entitled to vote; and

4)	a special resolution, to approve the cancellation of the Ordinary Shares to trading on AIM.

The authorities set out in Resolutions 1 and 2 are in addition to the existing authorities conferred on the Directors by Shareholders at the Company’s annual general meeting held on 19 June 2019 (the “Existing Authorities”). Resolutions 1 and 3 are ordinary resolutions and in order to be approved, require a simple majority of those voting in person or by proxy to vote in favour. Resolutions 2 and 4 are special resolutions and, in order to be approved, requires approval by not less than 75 per cent. of the votes cast to be in favour. As described above, only Independent Shareholders may vote on Resolution 3.

All votes at the General Meeting will be taken on a poll.

The Existing Authorities shall continue in accordance with those resolutions approved by Shareholders at the last annual general meeting, which the Directors consider to provide the Company with additional financial flexibility should it be in the interests of the Company and Shareholders as a whole to consider further issuance of Ordinary Shares.

14.	Action to be Taken

The Notice of General Meeting to be held at the offices of CMS Cameron McKenna Nabarro Olswang LLP at Cannon Place, 78 Cannon Street, London EC4N 6AF at 10.30 a.m. on 23 December 2019, is set out at the end of this Document. A Form of Proxy for use by Shareholders in connection with the General Meeting is also enclosed with this Document.

Whether or not you propose to attend the General Meeting in person, you are requested to complete the Form of Proxy in accordance with the instructions printed on it and to return it to the Company’s registrars, by post or by hand (during normal business hours only) to Link Asset Services, PXS, 34 Beckenham Road, Beckenham, Kent BR3 4TU, United Kingdom, as soon as possible and in any event so as to arrive no later than 10.30 a.m. on 19 December 2019. Completion and return of the Form of Proxy will not preclude you from attending the General Meeting and voting in person should you so wish.

15.	Overseas Shareholders

The distribution of this Document and the Form of Proxy in jurisdictions other than the United Kingdom may be restricted by law and therefore persons into whose possession this Document and/or accompanying documents come, should inform themselves about and observe any such restrictions. Any failure to comply with any such restrictions may constitute a violation of the securities laws or regulations of such jurisdictions.

16.	Financial Information

The most recently published audited accounts of the Group are for the twelve-month period ending on 31 January 2019 (the “2019 Annual Report”) and the most recently published interim financial statements of the Group are for the three and six month period ended 31 July 2019. Electronic copies of the 2019 Annual Report and the unaudited interim and unaudited quarterly financial statements are available from the Company’s website www.summitplc.com. Further details in relation to financial information is set out in Part V of this Document.

17.	Related Party Transaction

Robert W. Duggan is a substantial Shareholder and Glyn Edwards is a director of the Company. Both Robert W. Duggan and Glyn Edwards are therefore related parties pursuant to the AIM Rules. Robert W. Duggan’s participation in the Subscription and Glyn Edwards’ participation in the Placing, by way of subscription for 452,475 Placing Shares and receipt of 67,870 Investor Warrants, are related party transactions (the “Related Party Transactions”).

The Directors (with the exception of Glyn Edwards), having consulted with Cairn Financial Advisers LLP, the Company’s nominated adviser, consider that the terms of the Related Party Transactions are fair and reasonable insofar as the Shareholders are concerned.

18.	Recommendation

The Directors having been so advised by Cairn Financial Advisers LLP as to the financial terms, consider the terms of the Subscription, the Board Restructuring and the AIM Delisting to be fair and reasonable and in the best interests of the Independent Shareholders and the Company as a whole. In providing its advice to the Directors, Cairn has taken into account the Directors’ commercial assessments.

The Directors (excluding Glyn Edwards, who is participating in the Placing) having been so advised by Cairn Financial Advisers LLP as to the financial terms, consider the terms of the Placing and the Rule 9 Waiver to be fair and reasonable and in the best interests of the Independent Shareholders and the Company as a whole. In providing its advice to the Directors, Cairn has taken into account the Directors’ commercial assessments.

Accordingly, (i) the Directors (with the exception of Glyn Edwards, who is participating in the Placing) recommend that Shareholders vote in favour of the Fundraising Resolutions as the Directors (with the exception of Glyn Edwards, who is participating in the Placing) intend to do in respect of their own beneficial holdings of Ordinary Shares, which amount, in aggregate, to 237,958 Ordinary Shares, representing approximately 0.15 per cent. of the Existing Ordinary Shares, and (ii) the Directors unanimously recommend that Shareholders vote in favour of the Cancellation Resolution as the Directors intend to do in respect of their own beneficial holdings of Ordinary Shares, which amount in aggregate to 621,291 Ordinary Shares, representing approximately 0.39 per cent. of the Existing Ordinary Shares.

As Glyn Edwards is participating in the Placing, he is not considered independent and is not able to vote on the Placing and Rule 9 Waiver.

Yours sincerely,

Frank Armstrong, FRCPE, FFPM
Non-executive Chairman

PART II

RISK FACTORS

Prospective investors should be aware that an investment in the Company is highly speculative and involves a high degree of risk. Before making any investment decision, prospective investors should carefully consider all the information contained in this Document including, in particular, the risk factors described below, which are not presented in any order of priority and may not be exhaustive.

The following risk factors are all those known by the Directors which are considered to be material in their opinion. Additional risks and uncertainties not currently known to the Directors, or that the Directors currently deem immaterial, may also have an adverse effect on the Company’s business, financial condition and results of operations.

An investment in the Company may not be suitable for all recipients of this Document. Prospective investors are advised to consult an independent financial adviser duly authorised under FSMA who specialises in advising on the acquisition of shares and other securities before making a decision to invest.

It should be noted that neither the Placing nor the Subscription constitutes an offer of transferable securities to the public requiring an approved prospectus under section 85 of FSMA and this Document does not constitute a prospectus. Consequently, this Document does not include all information that an investor would receive if it were a prospectus.

References to the Company are also deemed to include, where appropriate, each member of the Group.

General Risks

An investment in the Company is only suitable for investors capable of evaluating the risks and merits of such investment and who have sufficient resources to bear any loss that may result from the investment.

A prospective investor should consider with care whether an investment in the Company is suitable for them in the light of their personal circumstances and the financial resources available to them. The investment opportunity offered in this Document may not be suitable for all recipients of this Document. Investors are therefore strongly recommended to consult an investment adviser authorised under FSMA, or such other similar body in their jurisdiction, who specialises in advising on investments of this nature before making their decision to invest.

Investment in the Company should not be regarded as short term in nature. There can be no guarantee that any appreciation in the value of the Company’s investments will occur or that the commercial objectives of the Company will be achieved. Investors may not get back the full amount initially invested.

The prices of shares and the income derived from them can go down as well as up. Past performance is not necessarily a guide to the future.

Risks relating to the business and operation of the Group

The Company has incurred significant losses since incorporation and expects to incur future losses and may never generate profits from operations or maintain profitability

The Company has incurred significant operating losses since incorporation. To date, the Company has financed its operations primarily through issuances of Ordinary Shares and ADSs, payments under its license and collaboration agreement with Sarepta Therapeutics, Inc., and its license and commercialisation agreement with Eurofarma Laboratórios SA, and development funding and other assistance from government entities, philanthropic, non-government and not for profit organisations and patient advocacy groups for its product candidates. The Company has devoted substantially all of its efforts to research and development, including clinical trials, however, has not yet completed development of any drugs. The Company expects to continue to incur significant expenses and increasing operating losses for at least the next several years, the extent of which may fluctuate significantly. The Company anticipates that its expenses will increase substantially in connection with conducting clinical trials for ridinilazole (formerly SMT19969) and seeking marketing approval for ridinilazole in the United States, as well as other geographies. In addition, if the Company obtains marketing approval of ridinilazole in the United States or other jurisdictions where it retains commercial rights, it expects to incur significant sales, marketing, distribution and outsourced manufacturing expenses, as well as ongoing research and development expenses.

In addition, the Company’s expenses will increase if and as it:

•	continues the research and development of ridinilazole, as well as its preclinical program targeting infections caused by Neisseria gonorrhoeae;

•	seeks to identify and develop additional product candidates, including through its Discuva Platform, for discovering and developing new mechanism antibiotics;

•	seeks marketing approvals for any product candidates that successfully complete clinical development;

•

ultimately establishes a sales, marketing and distribution infrastructure in jurisdictions where it has retained commercialisation rights and scales up external manufacturing capabilities to commercialise any product candidates for which it receives marketing approval;

•	acquires or in-license other product candidates and technology;

•	maintains, expands and protects its intellectual property portfolio;

•	hires additional clinical, regulatory and scientific personnel;

•	expands its physical presence; and

•	adds operational, financial and management information systems and personnel.

The Company’s ability to generate profits from operations and remain profitable depends on its ability to successfully develop and commercialise drugs that generate significant revenue. Based on the Company’s current plans, it does not expect to generate significant product sales revenue unless and until it obtains marketing approval for, and commercialises, ridinilazole or any other product candidates it develops. The Company may never succeed in these activities and, even if it does, may never generate revenues that are significant enough to generate profits from operations. Even if the Company does generate profits from operations, it may not be able to sustain or increase such profitability. The Company’s failure to generate profits from operations and remain profitable would decrease the value of Ordinary Shares and could impair the Company’s ability to raise capital, expand its business, maintain its research and development efforts, diversify its product offerings or continue its operations. A decline in the value of Ordinary Shares could also cause investors to lose all or part of their investment.

The Company requires substantial additional financing and may be unable to raise sufficient capital, which could lead it to delay, reduce or abandon development programmes or commercialisation efforts

The Company expects its research and development expenses to increase substantially in connection with its ongoing activities, particularly as it initiates and continues clinical trials of ridinilazole, continues research activities and initiates preclinical programs for other product candidates. In addition, if the Company obtains marketing approval for ridinilazole or any other product candidates, it expects to incur significant commercialisation expenses related to product sales, marketing, distribution and manufacturing. Furthermore, the Company expects to continue to incur additional costs associated with operating as a company with securities listed on Nasdaq in the United States. Accordingly, even following the Fundraising, the Company will need to obtain substantial additional funding in connection with its continuing operations. If the Company is unable to raise capital when needed or on attractive terms, it could delay, reduce or eliminate the Company’s research and development programs or any future commercialisation efforts.

Conducting preclinical testing and clinical trials is a time-consuming, expensive and uncertain process that takes years to complete, and the Company may never generate the necessary data or results required to obtain marketing approval and achieve product sales. In addition, the Company’s product candidates, if approved, may not achieve commercial success. The Company’s revenues, if any, will be derived from sales of products that are not expected to become commercially available for several years, if at all. Accordingly, in addition to the proceeds of the Fundraising, the Company will need to continue to rely on additional financing to achieve its commercial objectives. In addition, it may seek additional capital due to favourable market conditions or strategic considerations, even if the Company considers that it has sufficient funds for its current or future operating plans. Additional financing may not be available to the Company on acceptable terms, or at all.

The Company depends significantly on the success of its lead product candidate, ridinilazole. If the Company is unable to commercialise ridinilazole, or experiences significant delays in doing so, its business will be materially harmed

The Company has invested significant resources in the development of ridinilazole for CDI, which is still in clinical development. All of the Company’s other programs are still in the preclinical or discovery stage. The Company’s ability to generate product revenues, which may not occur for several years, if at all, depends significantly heavily on the successful development and commercialisation of ridinilazole. The success of this product candidate depends on a number of factors, including for example the successful completion of clinical development, receipt of marketing approvals from applicable regulatory authorities, establishing commercial manufacturing arrangements with third-party manufacturers, protecting rights in the Company’s intellectual property portfolio and the launch of commercial sales of ridinilazole, if and when approved. If the Company experiences significant delays or an inability to successfully commercialize ridinilazole, this could materially harm the Company’s business.

Risks relating to delay in obtaining regulatory approvals

If the Company’s products do not receive regulatory approval and are not commercialised, the Company will be unable to generate product revenues, which would materially adversely affect its business, financial condition and result of operations. Moreover, any delay or setback in the regulatory approval process could have a material adverse effect on the Company’s business and prospects.

Failure or delay in completing clinical studies (and delays or difficulties in the enrolment of subjects in clinical studies) for any of the Company’s products may also prevent it from obtaining regulatory approval or commercialising products on a timely basis, or at all, which would require the Company to incur additional costs and would delay receipt of any product revenue. Even if the Company’s clinical studies and laboratory testing are completed as planned, their results (and any future replication) may fail to provide support for approval of the Company’s products, which could result in development delays or failure to obtain regulatory approval.

If the Company experiences delays or difficulties in clinical studies, its receipt of necessary regulatory approvals could be delayed or prevented

The Company may encounter delays if a clinical trial is suspended or terminated. The US Food and Drug Administration (“FDA”), the European Medicines Agency (“EMA”) or other applicable regulatory authorities may suspend or terminate one or more of the Company’s clinical trials due to a number of factors, including the Company’s failure to conduct the clinical trial in accordance with relevant regulatory requirements or clinical protocols, inspection of the clinical trial operations or trial site by the FDA, the EMA or other regulatory authorities resulting in the imposition of a clinical hold, unforeseen safety issues or adverse side effects, failure to demonstrate a benefit from using a drug, changes in governmental regulations or administrative actions or lack of adequate funding to continue the clinical trial.

If the Company experiences delays in carrying out or completing any clinical trial of ridinilazole or any other product candidates, the commercial prospects of such product candidates may be harmed, and its ability to generate product revenues from any of these product candidates will be delayed. In addition, any delays in completing clinical trials will increase the Company’s costs, slow down product candidate development and approval process and jeopardise the Company’s ability to commence product sales and generate revenues. Any of these occurrences may significantly harm the Company’s business and financial condition, and there can be no assurance that any such development problems can be solved. In addition, many of the factors that cause, or lead to, a delay in the completion of clinical trials may also ultimately lead to the denial of regulatory approval of the Company’s product candidates.

Positive results from early clinical studies in the Company’s products are not necessarily predictive of the results of later clinical studies

If the Company cannot replicate the positive results from earlier clinical studies in its later-stage clinical studies, it may be unable to successfully develop, obtain regulatory approval for and commercialise its products. Positive results from early stage clinical studies may not necessarily be predictive of the results from later-stage clinical studies. Many companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in later-stage clinical trials after achieving positive results in early-stage development, and the Company cannot be certain that it will not face similar setbacks. These setbacks have been caused by, among other things, pre-clinical findings made while clinical trials were underway or safety or efficacy observations made in clinical trials, including previously unreported adverse events. Moreover, pre-clinical and clinical data are often susceptible to varying interpretations and analyses, and many companies that believed their product candidates performed satisfactorily in pre-clinical studies and clinical trials nonetheless failed to obtain regulatory approval. If the Company fails to produce positive results in clinical trials, the development timeline and regulatory approval and commercialisation prospects for ridinilazole or any other product candidates, and, correspondingly, its business and financial prospects, would be materially adversely affected.

Product development

Much of the Company’s future revenues depend on its ability to continue to develop new products. All new product development has an inherent level of risk. New products may take longer to develop than planned, impacting potential future revenue, may require more resources than planned which will increase development costs and may pose technical challenges that the Company cannot solve.

The Company operates in a competitive environment

The development and commercialisation of new drug products is highly competitive. The Company faces competition with respect to its current product candidates and any products it may seek to develop or commercialise in the future from pharmaceutical and biotechnology companies worldwide.

Several pharmaceutical and biotechnology companies have established themselves in the market for the treatment of CDI, and several additional companies are developing products for the treatment of CDI. Existing products may be more effective or cheaper than the products the Company is expecting to develop though its product candidates and new products may enter the market and make render the Company’s product candidates obsolete, which may have a material adverse impact on the Company’s business.

Acceptance of the Company’s products in clinical settings

If the Company is unable to convince opinion leaders and health professionals of the benefits of its products, if approved, there could be weak penetration of the market, which might have a material adverse effect on the Company, its business, financial situation, growth and prospects.

If the Company does not establish sales and marketing capabilities successfully, either on its own or with third parties, it may not be successful in realising value on its product candidates

Even if the Company’s product candidates receive regulatory approval, they may fail to achieve the broad degree of physician adoption and use and market acceptance necessary for commercial success. Even if the Company obtains FDA, EMA or other regulatory approvals for its product candidates, the commercial success of such products will depend significantly on their broad adoption and use by physicians and other medical professionals for approved indications.

The degree and rate of physician and patient adoption of a product candidate, if approved, depend on a number of factors, including, for example, the clinical indications for which the product candidate is approved, the safety and efficacy of the Company’s product candidate as compared to existing and new therapies, the prevalence and severity of adverse side effects and the cost of treatment in relation to alternative treatments.

If any of the Company’s product candidates are approved for use but fail to achieve the broad degree of physician adoption and market acceptance necessary for commercial success, the Company’s operating results and financial condition will be adversely affected.

Risks of medical change and medical obsolescence

Ridinilazole and any other of the Company’s product candidates could be adversely impacted by the development of alternative medicines. There can be no assurance that the Company’s products will not be rendered obsolete. In addition, there is no guarantee that the Company will be able to adapt existing medicines for future clinical applications and may not be able to gain traction, which will limit market potential.

Risks relating to intellectual property (“IP”) and proprietary rights

The Company relies primarily on a combination of patents and proprietary knowledge, as well as confidentiality procedures and contractual restrictions to establish and protect its proprietary IP rights.

Whilst the Company seeks patent protection, where appropriate for its novel technologies and product candidates, there can be no assurance that any existing patents, or patents which may be issued, will provide the Company with sufficient protection in the case of an infringement of its knowledge or that others will not independently develop medicines comparable or superior to those being developed by the Company. There can be no assurance regarding the degree and range of protection any patents will afford against competitors and competing medicines, that any existing patents or patents which may be issued will provide any competitive advantage to the Company or that they will not be successfully challenged, invalidated, found unenforceable or circumvented in the future. In addition, there can be no assurance that competitors do not own and/or will not seek to apply for and obtain patents that will prevent, limit or interfere with the Company’s ability to make, use and sell its potential products. The Company cannot predict whether the Company will need to initiate litigation or administrative proceedings, or whether such litigation or proceedings will be initiated by third parties against the Company, which may be costly and time consuming, regardless of whether the Company wins or loses, and whether third parties claim that the Company’s products infringes upon their rights.

Risks relating to the protection and infringement of the Company’s IP

If the Company is unable to obtain, maintain, defend or enforce the intellectual property rights covering its potential products, third parties may be able to make, dispose (or offer to dispose) of, use, import or keep products that would otherwise infringe the Company’s patents and which would materially adversely affect the Company’s ability to compete in the market. The Company cannot guarantee the degree of future protection that it will have in respect of its product candidates and technology. Even if the Company’s patent applications issue as patents, they may not issue in a form that will provide the Company with adequate protection against competitors or otherwise to provide us the Company with any competitive advantage. The Company’s competitors may be able to circumvent our owned or licensed patents by developing similar, improved or alternative technologies or products in a non-infringing manner.

For example, although ridinilazole is protected by a US composition of matter patent that recites hydrated forms of ridinilazole, and a method of treatment patent for Clostridium difficile associated disease, patent protection is not available for composition-of-matter claims that only recite the active pharmaceutical ingredient for ridinilazole without limitation to its use. Because ridinilazole lacks composition-of-matter protection for its active pharmaceutical ingredient, competitors will, subject to obtaining marketing approval, be able to offer and sell products with the same active pharmaceutical ingredient so long as these competitors do not infringe any other issued patents that would otherwise cover the drug’s usage, methods of treatment using the drug, drug formulations, drug dosage forms and the like.

The Company’s product candidates may infringe or may be alleged to infringe existing patents or patents that may be granted in the future. Consequently, the Company may become party to, or threatened with, future adversarial proceedings or litigation regarding patents with respect to its product candidates and technology.

If the Company is sued for patent infringement, the Company would need to demonstrate that its product candidates or methods either do not infringe the patent claims of the relevant patent or that the patent claims are invalid, and the Company may not be able to do this. If the Company is found to infringe a third party’s patent, the Company could be required to obtain a licence from such third party to continue developing and marketing its product candidates and technology or the Company may elect to enter into such a licence in order to settle litigation or in order to resolve disputes prior to litigation. However, the Company may not be able to obtain any required licence on commercially reasonable terms or at all. Even if the Company is able to obtain a licence, it could be non-exclusive, thereby giving its competitors access to the same technologies licensed to the Company, and could require the Company to make substantial royalty payments.

The Company could also be forced, including by court order, to cease commercialising the infringing technology or product candidate. If the Company is found to infringe a third party’s patent, the Company may also have to pay damages and/or redesign any infringing products, and redesigning any infringing products may be impossible or require substantial time and monetary expenditure. A finding of infringement could prevent the Company from commercialising its product candidates or force the Company to cease some of its business operations, which could materially harm its business. Further, if a patent infringement suit were brought against the Company, it could be forced to stop or delay research, development, manufacturing and/or sales of the product or product candidate that is the subject of the suit. Claims that the Company has misappropriated the confidential information or trade secrets of third parties could have a similarly negative impact on its business.

Any such claims, with or without merit, could be time consuming and expensive to defend or settle and could divert management resources and attention, which could materially adversely affect the Company’s business, results of operations and/or financial condition. There may also be related costs implications and/or potential monetary damages to be paid and/or implications for the products marketed by the Company. Some of its competitors may be able to sustain the costs of complex patent or other litigation more effectively than the Company can because they have substantially greater resources.

Competitors may infringe the Company’s patents

To counter infringement or unauthorised use, the Company may be required to file infringement claims, which can be expensive and time-consuming. In addition, in a patent infringement proceeding, a court may decide that a patent of the Company is invalid, unenforceable, and/or has not been infringed. An adverse result in any litigation or defence proceedings could put one or more of the Company’s patents at risk of being invalidated or interpreted narrowly and could put any other of the Company’s patent applications at risk of not issuing.

Litigation and other adversarial actions in the ordinary course of business could materially adversely affect the Company

Although the Company is not currently subject to any material litigation, it may be subject to such litigation in the future. In addition, the Company may be subject to other disputes, claims and complaints, including adversarial actions, by customers, employees, suppliers, insurers and others in the ordinary course of business. Significant claims or a substantial number of small claims may be expensive to defend, may divert the time and focus of management away from the Company’s operations and may result in the Company having to pay monetary damages, any of which could have a material adverse effect on the Company’s results of operations and financial condition. In addition, adverse legal publicity or substantial litigation against the Company could negatively impact its reputation, even if the Company is not found liable, which could also adversely impact the Company’s business, prospects, results of operations and financial condition.

Risks relating to the Fundraising

Subscriber influence

Following completion of the Fundraising, the Subscriber’s holding of Ordinary Shares shall increase from 15,657,641 ADSs representing approximately 48.78 per cent. of the Existing Ordinary Shares to 15,657,641 ADSs and 166,157,050 Ordinary Shares representing in aggregate approximately 72.78 per cent. of the Enlarged Share Capital. As a result, the Subscriber will continue to possess sufficient voting power to have a significant influence over all matters requiring shareholder approval. On completion of the Fundraising, the Relationship Agreement (details of which are set out at paragraph 5(g) of Part VI of this Document) will be terminated and the Subscriber will no longer be subject to its terms and conditions. Accordingly, the provisions in the Relationship Agreement seeking to limit the Subscriber’s influence over the Board’s corporate actions and the day-to-day activities pertaining to the Group shall no longer apply. The interests of the Subscriber may not always be aligned with those of other Shareholders.

Conditionality of the Fundraising

Completion of the Fundraising is conditional on the passing of the Fundraising Resolutions and the Cancellation Resolution. There can be no guarantee that the Resolutions will be passed in which case the Fundraising will not be completed.

Dilution of ownership in the Ordinary Shares

The Company will issue a substantial number of Ordinary Shares as part of the Fundraising. Shareholders other than the Subscriber and the Placees will not be able to participate in the Subscription. Accordingly, Shareholders who are not participating in the Fundraising will suffer a material reduction in their proportionate ownership and voting interest in the ordinary share capital of the Company as represented by their holding of Ordinary Shares immediately following Admission as a result of the issue of the New Ordinary Shares in connection with the Fundraising.

Risks relating to the Ordinary Shares

Conditionality of the Placing

The Placing is conditional, inter alia, upon Admission becoming effective and the Placing Agreement becoming unconditional in all respects. In the event that certain conditions to which Admission is subject are not satisfied or, if capable of waiver, waived, then Admission will not occur.

Share price volatility and liquidity and AIM Delisting

Following Admission, the market price of the Ordinary Shares may be subject to wide fluctuations in response to many factors, including stock market fluctuations and general economic conditions or changes in political sentiment that may substantially affect the market price of the Ordinary Shares irrespective of the progress the Group may make in terms of carrying out its planned research and development efforts, its preparatory commercialisation related activities or its actual financial, trading or operational performance.

These factors could include the performance of the Group, purchases or sales of the Ordinary Shares (or the perception that the same may occur, as, for example in the period leading up to the expiration of the restrictions contained in certain lock-in and orderly marketing arrangements), legislative changes and market, economic, political or regulatory conditions or price distortions resulting from limited liquidity. The share price for publicly traded companies, relatively small public companies, such as the Company, can be highly volatile. Admission to AIM should not be taken as implying that a liquid market for the Ordinary Shares will exist following Admission. Active, liquid trading markets generally result in lower price volatility and more efficient execution of buy and sell orders for investors. Following completion of the Fundraising, the Subscriber’s holding of Ordinary Shares shall increase from 15,657,641 ADSs representing approximately 48.78 per cent. of the Existing Ordinary Shares to 15,657,641 ADSs and 166,157,050 Ordinary Shares representing in aggregate approximately 72.78 per cent. of the Enlarged Share Capital. The liquidity of a securities market is often a function of the volume of the underlying shares that are publicly held by unrelated parties. If a liquid trading market for the Ordinary Shares does not develop or is not sustained and/or if the AIM Delisting is approved, the price of the Ordinary Shares may become more volatile and it may be more difficult to complete a buy or sell order even for a relatively small number of such Ordinary Shares. Additionally, Shareholders that convert their Ordinary Shares into ADSs may incur administrative costs in connection with such conversion.

There is no guarantee that the Company’s ADSs will continue to be traded on Nasdaq

If the AIM Delisting is approved, the Ordinary Shares shall cease to be traded on AIM. However, the Company cannot assure investors that the ADSs will always continue to be traded on Nasdaq or on any other exchange. If such trading were to cease, certain investors may decide to sell their securities, which could have an adverse impact on the price of the ADSs. Additionally, if in the future the Company decides to obtain a listing on another exchange in addition or as an alternative to the Nasdaq Stock Market, the level of liquidity of the ADSs traded on Nasdaq could decline.

Investment in AIM traded securities

If and until such time as the proposed AIM Delisting becomes effective, the Ordinary Shares will be traded on AIM rather than admitted to the Official List of the UK Listing Authority. AIM is designed primarily for emerging or smaller companies to which a higher investment risk tends to be attached than to larger or more established companies. The rules of AIM are less demanding than those admitted to the Official List and an investment in shares traded on AIM may carry a higher risk than an investment in shares admitted to the Official List. In addition, the market in shares traded on AIM may have limited liquidity, making it more difficult for an investor to realise its investment on AIM than to realise an investment in a company whose shares are admitted to the Official List. Investors should therefore be aware that the market price of the Ordinary Shares may be more volatile than that of shares admitted to the Official List, and may not reflect the underlying value of the Company. Investors may, therefore, not be able to sell at a price which permits them to recover their original investment and could lose their entire investment.

Access to further capital and dilution

The Group may require additional funds for operating expenses and capital expenditure requirements. Accordingly, the Company may need to engage in public or private equity financings or by raising debt securities convertible into Ordinary Shares, or rights to acquire these securities to secure additional funds. Any such issues may exclude the pre-emption rights pertaining to the then outstanding shares.

If the Company raises additional funds through further issues of equity or convertible debt securities, existing Shareholders could suffer significant dilution, and any new equity securities could have rights, preferences and privileges superior to those of current shareholders.

Any debt financing secured by the Company in the future could involve restrictive covenants relating to its capital-raising activities and other financial and operational matters, which may make it more difficult for the Company to obtain additional capital and to pursue business opportunities, including potential acquisitions.

In addition, the Company may not be able to obtain additional financing on terms favourable to it, if at all. If the Company is unable to obtain adequate financing or financing on terms satisfactory to it, when required, its ability to continue to support its business growth and to respond to business challenges could be significantly limited.

Moreover, the further issue of Ordinary Shares could have a negative impact on the trading price and increase the volatility of the market price of the Ordinary Shares. The Company may also issue further Ordinary Shares, or create further options over Ordinary Shares, as part of its employee remuneration policy, which could in aggregate create a substantial reduction in the value of the Ordinary Shares and dilute the proportion of the Company’s share capital in which investors are interested.

Future sale of Ordinary Shares

The Company is unable to predict when and if substantial numbers of Ordinary Shares will be sold in the open market following Admission especially given risks about liquidity and volatility of shares referred to in this Part II. Any such sales, or the perception that such sales might occur, could result in a material adverse effect on the market price of the Ordinary Shares.

Dividends

There can be no assurance as to the availability or level of future dividends. Subject to compliance with the Act and the Articles, the declaration, payment and amount of any future dividends are subject to, in the case of a final dividend, to the approval of the shareholders and, in the case of an interim dividend to the decision of the Board, and will depend on, inter alia, the Company’s earnings, financial position, cash requirements, availability of profits for reinvestment and the Company’s ability to access, and repatriate within the Group, cash flow and profits generated outside the United Kingdom. There is no guarantee that a dividend will ever be paid.

Other risks

General economic conditions

Market conditions may affect the value of the Company’s share price regardless of operating performance. The Group could be affected by unforeseen events outside its control, including natural disasters, terrorist attacks and political unrest and/or government legislation or policy. General economic conditions may affect interest rates and inflation rates. Movements in these rates will have an impact on the Group’s cost of raising and maintaining debt financing.

Changes in laws or regulations

The Group is subject to laws and regulations in the UK and so the Group’s operations may be in future affected by such laws and regulations. Furthermore, the Group may be subject to and required to comply with certain regulatory requirements that are applicable to companies carrying on businesses of a similar nature. The Company must also comply with the AIM Rules, the Market Abuse Regulation and with certain elements of the Disclosure Guidance and Transparency rules made by the FCA under Part VI of the FSMA. Any change in the law and regulation affecting the Group may have a material adverse effect on the ability of the Group to carry on its business and on the value of the Ordinary Shares. In particular, regulatory change could lead to increased compliance costs, the prohibition of certain types of trading and a decrease in the value of the Ordinary Shares. In addition, the interpretation of existing legislation or regulation may change or may prove different than anticipated when applied to the Group’s business model. Compliance with such requirements could involve additional costs, which could have a material adverse effect on the business of the Group or otherwise adversely affect or constrain the Group’s ability to operate.

Taxation

Any change in the Company’s tax status or in taxation legislation could affect the Company’s ability to provide returns to Shareholders. Current tax law and practice in respect of taxation of investors in Ordinary Shares is subject to change. The taxation of an investment in the Company depends on the individual circumstances of investors.

Political Uncertainty

The Group’s commercial opportunities across its businesses may be impacted by unforeseeable and unavoidable political or national events or scenarios, including but not limited to, the triggering of the early general election in December 2019 or a referendum on Scottish independence from the UK.

On 23 June 2016, the UK held a referendum in which a majority of those voting voted in favour of leaving the European Union. On 29 March 2017, the UK Government exercised its right under Article 50 of the Treaty on the EU to leave the EU. The withdrawal of the UK from the EU (‘Brexit’) was scheduled to take place on 29 March 2019, but this has been extended to 31 January 2020 with the agreement of the EU. As at the date of this Document, it remains unclear whether the UK will leave the EU and, if it does, under what terms it will leave (including whether it will be under the terms of the proposed Withdrawal Agreement or with no terms in a “no deal Brexit”). Brexit could have a significant impact on the Company. The extent of the impact would depend in part on the nature of the arrangements that are put in place between the UK and the EU following Brexit and the extent to which the UK continues to apply laws that are based on EU legislation. In addition, the macroeconomic effect of Brexit on the Company’s business is unknown. As such, it is not possible to state the impact that Brexit would have on the Company. It could also potentially make it more difficult for the Company to operate its business in the EU as a result of any increase in tariffs and/or more burdensome regulations being imposed on UK companies. This could restrict the Company’s future prospects and adversely impact its financial condition.

PART III

INFORMATION ON THE CONCERT PARTY

The Concert Party comprises Mr Robert W Duggan, Dr Ventzislav Stefanov, Dr Elaine Stracker and Mr Manmeet Soni being the Subscriber and Proposed Directors, and MZA. MZA is connected with Dr Stracker and has entered into certain agreements with the Company details of which are set out in paragraph 5(e) of Part VI.

Information on the Concert Party is set out below.

1	Mr Robert W. Duggan

Mr Robert W. Duggan is currently the Chief Executive Officer of Duggan Investments, Inc, a private investment firm. Mr Duggan is also Chairman of the Board of Directors for Pulse Biosciences, Inc. He was previously a substantial shareholder in and the Chairman of the Board and Chief Executive Officer of Pharmacyclics, Inc., which was sold to AbbVie Inc., in 2015. Previously, he was the Chairman of the Board and Chief Executive Officer of Computer Motion, Inc., which later merged with Intuitive Surgical, Inc.

His investments have primarily focused on patient-friendly breakthrough therapies to the resolution of complex healthcare situations. Mr Duggan believes there is a world-wide crisis in antibiotic resistance and an urgent need to develop new antibiotic treatments for the benefit of patients. Mr Duggan sees the antibacterial marketplace as vital to human healthcare and at the same time holds promise for future innovation. He therefore seeks to make investments into research and development that has the potential to bring forward new, effective treatments for infectious diseases. Please refer to Mr Duggan’s website for additional information, www.robertduggan.com.

Mr Duggan continues to acknowledge the capabilities of the Summit management team and the Company’s strategy for bringing new and innovative antibiotics to patients with serious infectious diseases. The investment into the Company by way of the Subscription will support the progression of the Company’s strategy and the advancement of its clinical and preclinical drug programmes. Mr Duggan has been appointed to the Board as a non-executive director with effect from and conditional on Admission.

1.1 Disclosure of the Subscriber’s interests and dealing in shares in Summit

Mr Duggan is currently interested in 78,288,205 Ordinary Shares (held in the form of ADSs) representing approximately 48.78 per cent. of the Existing Ordinary Shares and he has agreed to subscribe for an additional 166,157,050 Ordinary Shares representing approximately 72.78 per cent. of the Enlarged Share Capital, for a fixed aggregate sum of $47,371,000 million in cash. Further details of Mr Duggan’s shareholding are set out in the table below:

Name	Number of Existing Ordinary Shares		Percentage of Existing Ordinary Shares	Number of Subscription Shares subscribed for	Number of Ordinary Shares held following Subscription	Percentage of Enlarged Share Capital
Robert W. Duggan	78,288,205	*	48.78	166,157,050	244,445,255	72.78

*	The Ordinary Shares are held in the form of ADSs

1.2 Market dealings in relevant Summit securities by the Subscriber

The following is a list of all dealings by Mr Duggan, all of which have been in the form of ADSs:

Date	Nature of Transaction	ADSs acquired	Cost (USD)	Entity
10/1/17	Purchase	1,551	15,376	Robert W. Duggan
10/1/17	Purchase	9,295	100,551	Robert W. Duggan
15/9/17	Purchase	5,000	61,980	Robert W. Duggan
15/9/17	Purchase	5,000	62,000	Robert W. Duggan
15/9/17	Purchase	4,800	59,520	Robert W. Duggan
15/9/17	Purchase	200	2,478	Robert W. Duggan
15/9/17	Purchase	5,000	62,000	Robert W. Duggan
22/9/17	Purchase	1,000	12,720	Robert W. Duggan
19/3/18	Purchase	500	6,543	Robert W. Duggan
19/3/18	Purchase	295	3,862	Robert W. Duggan
9/1/19	Subscription	15,625,000	25,000,000	Robert W. Duggan

Total		15,657,641	25,387,029

1.3 Material contracts of the Subscriber

Save as set out in paragraph 5 of Part VI of this Document, the Subscriber has not entered into any material contracts (outside the ordinary course of business) that may be relevant to the business of the Company.

1.4 Financial information on the Subscriber

There is no published financial information on the Subscriber.

Mr Duggan has not billed the Company for legal fees, travel expenses, overnight expenses, or any other expense during his relationship with the Company, nor has he been remunerated in any way by the Company.

1.5 Dealing in the Company’s securities by Mr Daniel Duggan

On 25 September 2019, Robert Duggan notified the Company that he had recently become aware that his son, Mr Daniel Duggan had, between 18 December 2018 and 26 June 2019, acquired from third parties, in aggregate, 5,585 ADSs (representing 0.02 per cent. of the Company’s issued share capital) at a weighted average price of $1.26 per ADS and also during this period, sold 585 ADSs at a weighted average price of $1.36 per ADS into the open market.

Daniel Duggan, an adult of over 20 years of age, is one of Robert Duggan’s sons. Daniel Duggan is independent of Robert Duggan. They do not share the same address and Daniel Duggan is completely financially independent of his father. Robert Duggan did not direct, instruct, or provide permission, directly or indirectly, to Daniel Duggan to acquire or sell the noted shares.

A history of Daniel Duggan’s dealings in the Company’s ADSs is shown in the table below.

Date	Transaction	Number of ADSs	Equivalent to Ordinary Shares	Price ($) per ADS	Per Cent. Ownership
18/12/2018	Purchase	75	375	1.21	<0.01
19/12/2018	Purchase	4,999	24,995	1.24	0.02
19/12/2018	Purchase	1	5	1.24	0.02
19/12/2018	Purchase	5	25	1.29	0.02
20/12/2018	Purchase	75	375	1.21	0.02
02/01/2019	Purchase	10	50	1.16	0.02
15/02/2019	Sale	(165)	(825)	1.26	0.02
01/05/2019	Purchase	50	250	1.72	0.02
03/05/2019	Purchase	15	75	1.73	0.02
29/05/2019	Purchase	235	1,175	1.51	0.02
12/06/2019	Purchase	120	600	1.41	0.02
26/06/2019	Sale	(420)	(2,100)	1.40	0.02
14/10/2019	Sale	(4,900)	(24,500)	1.62	0.02
14/10/2019	Sale	(100)	(500)	1.61	0.00

	Total	Nil	Nil

Pursuant to paragraph (5) of the definition of ‘Acting in Concert’ contained in the Takeover Code, the Code identifies a close relative to include a son of Robert Duggan. Accordingly, under this definition Daniel Duggan is deemed to be acting in concert with Robert Duggan and, as such, the interests of Robert and Daniel Duggan in the Company’s securities are aggregated for the purposes of the Code. At the time of Daniel Duggan’s initial transactions in the Company’s ADSs (as shown above), Robert Duggan owned 48.81 per cent. of the issued share capital of the Company.

By reason of him being presumed to being acting in concert with Robert Duggan solely due to the definition of being a close relative of Robert Duggan under the Code at the time of the acquisition, and in the absence of a Panel approved ‘whitewash’ in respect of the ADS purchases, the acquisition of ADSs by Daniel Duggan (in aggregate representing 0.02 per cent. of the Company’s issued share capital) triggered Rule 9.1(b) of the Code, which requires any person, together with persons acting in concert with them, who is interested in the Company’s shares carrying in aggregate not less than 30 per cent. (but no more than 50 per cent.) of the voting rights of the Company, to make a mandatory offer to all other shareholders of the Company to acquire their shares.

The Panel was notified as soon as practicable following the parties having become aware of the acquisition of ADSs by Daniel Duggan. Robert Duggan has confirmed that he was not aware of these transactions at the time they were made, and has only recently become aware of these transactions, at which point he promptly notified the Company. Daniel Duggan’s acquisition of Company shares represented at most 0.02 per cent. of the issued share capital of the Company. The aggregation of Robert Duggan’s current ownership of 48.78 per cent. of the issued share capital of the Company with Daniel Duggan’s share ownership represented 48.80 per cent. of the issued share capital of the Company, an increase of 0.02 per cent.

The Panel determined that the triggering of Rule 9.1(b) of the Code as a result of Daniel Duggan’s acquisition of the Company’s ADSs was inadvertent and that, subject to Daniel Duggan disposing in full, as soon as possible, of all of the interests in shares of the Company, there would be no obligation on Robert Duggan, Daniel Duggan or any other person who may be deemed to be acting in concert with Robert Duggan, to make a mandatory offer under Rule 9.1(b) of the Code.

Subsequently, on 14 October 2019, Daniel Duggan sold all of his remaining ADSs to third parties and does not hold any interest in the Company.

Save as disclosed in this Document, there have been no dealings in Ordinary Shares by or on behalf of the Subscriber’s family and connected persons.

2 Dr Ventzislav Stefanov

Dr Ventzislav Stefanov (age 52) is an experienced pharmaceutical executive who has been involved in the commercial launch and marketing of drug products, including a number of antibiotics, across Europe. Dr Stefanov is currently a healthcare investor and independent consultant who provides advice, including to Duggan Investments Inc, on the therapeutic and commercial prospects of marketed and investigational antibiotics. Prior to taking up this role, Dr Stefanov held commercial positions with leading pharmaceutical companies including Bayer, Merck Sharp & Dohme, AstraZeneca and Eli Lilly where he was involved in the marketing of a range of products including antibiotics from the classes of carbapenems, quinolones and cephalosporins as well as vancomycin. Dr Stefanov received his MD degree from Medical University—Sofia in Bulgaria. Dr Stefanov has been appointed to the Board as a non-executive director with effect from and conditional on Admission.

2.1 Disclosure of Dr Stefanov’s interests and dealing in shares in Summit

Dr Stefanov is currently interested in 74,500 Ordinary Shares representing approximately 0.05 per cent. of the Existing Ordinary Shares as set out in the table below:

Name	Number of Existing Ordinary Shares*	Percentage of Existing Ordinary Shares	Number of Ordinary Shares held following Subscription	Percentage of Enlarged Share Capital
Dr Stefanov	74,500	0.05	74,500	0.02

*	The Ordinary Shares are held in the form of ADSs

2.2 Market dealings in relevant Summit securities by Dr Stefanov

The following is a list of all dealings in ADSs by Dr Stefanov

Date	Nature of transaction	No of ADSs	Price per ADS
12 June 2019	Purchase	10,000	$1.48
24 June 2019	Purchase	5,000	$1.48
19 September 2019	Sale	100	$1.50

Total		14,900

2.3 Material contracts

Dr Stefanov has not entered into any material contracts that may be relevant to the business of the Company.

2.4 Financial information on Dr Stefanov

There is no published financial information on Dr Stefanov.

3 Maky Zanganeh & Associates, Inc (“MZA”) and Dr Elaine Stracker

Maky Zanganeh and Associates, Inc, is an executive management consulting and investment firm that focuses on biotech, pharmaceutical and high-tech industries. MZA provides consulting services to businesses in various areas including clinical development, product development, regulatory, business development, research, intellectual property, legal and operations.

Maky Zanganeh and Associates was founded by Dr Mahkam “Maky” Zanganeh who also currently servers as its Chief Executive Officer. Dr Zanganeh has more than 15 years of management, corporate, clinical, and business experience in the pharmaceutical, medical device and technology industries. From August 2012 to September 2015, Dr Zanganeh served as the Chief Operating Officer of Pharmacyclics Inc., where she managed all the internal functions of the organisation and completed several key deals for the company, including the strategic collaboration and licensing deal with Janssen Biotech, Inc. in 2011 and the sale of the company in 2015 to AbbVie for $21 billion. She also served as Chief of Staff and Chief Business Officer of Pharmacyclics from December 2011 to July 2012 and Vice President, Business Development from August 2008 to November 2011. Prior to joining Pharmacyclics Inc., Dr Zanganeh served as President Director General (2007-2008) for the French government bio-cluster project initiative in France, establishing alliances and developing small life science businesses regionally. From September 2003 to August 2008, Dr Zanganeh served as Vice President of Business Development for Robert W. Duggan & Associates. Dr Zanganeh also served as worldwide Vice President of Training & Education (2002-2003) and President Director General for Europe, Middle East and Africa (1998-2002) for Computer Motion Inc. Dr Zanganeh received a DDS degree from Louis Pasteur University in Strasbourg, France and MBA from Schiller International University in France.

Dr Elaine Stracker (age 59) has over 20 years of legal experience for Fortune 500 and start-up life science companies. She currently serves as General Counsel and Senior Vice President, Corporate Development at Maky Zanganeh & Associates Inc., where she assists with due diligence, intellectual property, financings, legal matters (transactional, HR, compliance & litigation), operations and overall strategy development. Previously, Dr Stracker served as General Counsel at Indigo Ag. And at Pharmacyclics Inc., where she was instrumental in closing one of the largest private equity financing in the ag industry ($100 million) and biopharmaceutical sales of a company ($21 billion), respectively. Prior to that she held various senior legal counsel positions at Medtronic Inc., Gilead Sciences Inc. Merck & Co., Inc. and Molecular Probes, Inc. (acquired by Invitrogen, Inc.). Dr Stracker earned both a Bachelor’s degree in chemistry and a Doctor of Philosophy degree in organic chemistry from the University of California, Davis. In addition, she earned a

Juris Doctorate degree from the Boalt School of Law at the University of California. She is licensed to practice law in California, and is a registered patent attorney of the United States Patent and Trademark Office. She is the recipient of several honors and distinctions including a Tribute to Women in Industry Award and a Jurisprudence Award for Patent Law, and is published in the area of advanced licensing agreements. Dr Stracker has been appointed to the board of Summit as a non-executive director with effect from and conditional on Admission.

3.1 Disclosure of MZA and Elaine Stracker’s interests and dealing in shares in Summit

Neither MZA nor Elaine Stracker owns any Ordinary Shares nor has dealt in them in the 12 months prior to the date of this Document.

In connection with the Consultant Agreement, MZA will be granted such number of warrants representing up to five per cent. of the Enlarged Share Capital to subscribe for an equivalent number of new Ordinary Shares. Further details of the Consultant Warrants are set out in paragraph 5(e) of Part VI.

3.2 Material Contracts

Neither MZA or Elaine Stracker has entered into any material contracts that may be relevant to the business of the Company, other than the two month consultancy agreement dated 16 October 2019 entered into between MZA and the Company, the Consultancy Agreement and the agreement in respect of the Consultant Warrants which are described in paragraph 5(e) of Part VI of this Document.

3.3 Financial information on MZA and Dr Elaine Stracker

There is no published financial information on MZA or Dr Elaine Stracker.

4 Mr Manmeet Soni

Mr Manmeet Soni (age 42) has extensive experience in transitioning biotechnology companies from development stage through commercialisation and globalisation. He has served as the Chief Financial Officer of several publicly-listed life science companies, including Pharmacyclics, Inc. (acquired by Abbvie, Inc. in 2015), Ariad Pharmaceuticals Inc. (acquired by Takeda Inc. in 2017), Alnylam Pharmaceuticals, Inc., and is currently the Chief Financial Officer and Executive Vice President of Reata Pharmaceuticals, Inc. where he is responsible for overall global functions of finance, tax, treasury, internal audit, information technology, investor relations, corporate communication and strategy functions. Mr Soni currently serves on the Board of Directors for Arena Pharmaceuticals, Inc. and Pulse Biosciences, Inc. He is a certified public accountant and chartered accountant from India and received his Bachelor of Commerce from Hansraj College, Delhi University, India. Mr Soni has been appointed to the Board as a non-executive director with effect from and conditional on Admission.

4.1 Disclosure of Mr Manmeet Soni’s interests and dealing in shares in Summit

Mr Soni does not own any Ordinary Shares and has not dealt in them in the 12 months prior to the date of this Document.

4.2 Material contracts

Mr Soni has not entered into any material contracts that may be relevant to the business of the Company. There is no published financial information on Mr Soni.

5 Maximum potential controlling position in Summit which could be held by the Concert Party

The maximum potential controlling position that could be held by the Concert Party is 286,236,970 Ordinary Shares, representing approximately 75.81 per cent. of the Enlarged Share Capital. Further details of this are set out in the table below:-

Name of holder	Ordinary Shares following Subscription	Warrants	Options	Total holdings	Percentage of Enlarged Share Capital as further enlarged by the exercise of the Investor Warrants by the Subscriber and the Consultant Warrants
Robert W Duggan	244,445,255	24,923,555	—	269,368,810	71.34
Ventizslav Stefanov	74,500	—	—	74,500	0.02
Elaine Stracker	—	—	—	—	—
MZA	—	—	16,793,660	16,793,660	4.45
Mr Manmeet Soni	—	—	—	—	—

Total	244,519,755	24,923,555	16,793,660	286,236,970	75.81

PART IV

FURTHER DISCLOSURE REQUIRED BY THE TAKEOVER CODE

1.1	No person has made a public takeover bid for the Company’s issued share capital in the financial period to 31 January 2019 nor in the current financial year.

1.2

As at the date of this Document, the Subscriber is interested in 78,288,205 Ordinary Shares in the form of 15,657,641 ADSs, representing approximately 48.78 per cent. of the total voting rights in the Company.

1.3

Save as disclosed in this Document, there is no agreement, arrangement or understanding (including compensation arrangements) between the Subscriber and any of the Directors, the recent directors of the Company, the Shareholders or recent shareholders of the Company or any person interested or recently interested in Ordinary Shares, having any connection with or dependence on the Subscription.

1.4

While it is important to note no significant changes are planned by the Subscriber, accurate decisions are data based, to expound, adequate relevant data verified to be accurate is essential. At this time the Subscriber and the proposed board have not had full access to the entire data set and a chance to validate its accuracy and relevancy. The analysis of all relevant data will be a priority once the Subscriber and the Board have access to the full day to day data and workings of the Company. If upon reviewing that data it becomes apparent that changes are necessary the Board will operate in the best interests of the Company. This encompasses all strategic plans, including repercussions on employment, the locations of the Group’s places of business, fixed assets and any headquarters. While at the present time the Subscriber has no specific plans to make any changes with respect to the above, the Subscriber reserves all rights to make any and all changes he and the Proposed Directors determine to be in the best interest of the Company.

1.5

There is no agreement, arrangement or understanding between the Subscriber and any other person pursuant to which any Ordinary Shares which the Subscriber will acquire pursuant to the Subscription are to be transferred.

1.6	The payment of interest on, repayment of, or security for, any liability (contingent or otherwise) will not depend to any significant extent on the business of the Company.

1.7

As at the close of business on 5 December 2019, being the latest practicable date prior to the publication of this Document, save as disclosed in this Document, neither the Subscriber nor any members of his immediate family, any related trust, nor any connected persons (within the meaning of section 252 of the Act), nor any person acting in concert with such persons, owns or controls, or has borrowed or lent, or is interested in, or has any right to subscribe for, or any arrangement concerning, directly or indirectly, any relevant securities, nor has any such person dealt therein during the disclosure period or has any short position (whether conditional or absolute and whether in the money or otherwise), including a short position under a derivative, any agreement to sell or any delivery obligation in respect of any right to require any person to purchase or take delivery of, any relevant securities.

1.8	Save as disclosed in paragraph 4 of Part VI of this Document, as at the date of this Document neither:

1.8.1	the Company;

1.8.2	the Directors;

1.8.3	any of their immediate families or related trusts;

1.8.4	the pension funds of the Company or its subsidiary undertakings;

1.8.5	any employee benefit trust of the Company or its subsidiary undertakings;

1.8.6	any connected adviser to the Company or its subsidiary undertakings or any person acting in concert with the Directors;

1.8.7	any person controlling, controlled by or under the same control as any connected adviser falling within paragraph 1.8.6 above (except for an exempt principal trader or an exempt fund manager); nor

1.8.8	any other person acting in concert with the Company,

owns or controls, or has borrowed or lent (or entered into any financial collateral arrangement of the kind referred to in Note 4 on Rule 4.6 of the Takeover Code), or is interested in, or has any right to subscribe for, or any arrangement concerning, directly or indirectly, any relevant securities, nor has any such person any short position (whether conditional or absolute or whether in the money or otherwise), including a short position under a derivative, any agreement to sell or any delivery obligation or right to require another person to purchase or take delivery of any relevant securities.

1.9

Save as disclosed in this Document, no Director has any interest, direct or indirect, in any assets which have been or are proposed to be acquired or disposed of by, or leased to, the Company and no contracts or arrangements exist in which a Director is materially interested and which is significant in relation to the business of the Company.

1.10

Save as disclosed in this Document, there are no outstanding loans made or guarantees provided by any member of the Company or its subsidiary undertakings for the benefit of any of the Directors, nor are there any guarantees provided by any of the Directors for any member of the Company or its subsidiary undertakings.

1.11

Save as disclosed in this Document, there are no personal, financial or commercial relationships, arrangements or undertakings between the Subscriber and any of the Directors, their close relatives and related trusts.

1.12	No agreement, arrangement or understanding exists whereby the beneficial ownership of any New Ordinary Shares to be acquired the Subscriber will be transferred to any other person.

1.13	There are no financing arrangements in place in relation to the Subscription whereby repayment or security is dependent on the Company.

1.14 No incentivisation arrangements have been entered into and no proposals as to any incentivisation arrangements have reached an advanced stage between the Company and the Directors.

1.15 In this paragraph 1:

“acting in concert”	has the meaning attributed to it in the Takeover Code; persons acting in concert comprise persons who, pursuant to an agreement or understanding (whether formal or informal), co-operate to obtain or consolidate control (as defined below) of a company or to frustrate the successful outcome of an offer for a company. A person and each of its affiliated persons will be deemed to be acting in concert all with each other. Without prejudice to the general application of this definition, the following persons will be presumed to be persons acting in concert with other persons in the same category unless the contrary is established:

(1)   a company, its parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies, all with each other (for this purpose ownership or control of 20 per cent. or more of the equity share capital of a company is regarded as the test of associated company status);

(2)   a company with its directors (together with their close relatives and the related trusts of any of them);

(3)   a company with any of its pension schemes and the pension schemes of any company described in (1) above;

(4)   a fund manager (including an exempt fund manager) with any investment company, unit trust or other person whose investments such fund manager manages on a discretionary basis, in respect of the relevant investment accounts;

(5)   a person, the person’s close relatives, and the related trusts of any of them, all with each other;

(6)   the close relatives of a founder of a company to which the Takeover Code applies, their close relatives, and the related trusts of any of them, all with each other;

(7)   a connected adviser with its client and, if its client is acting in concert with an offeror or the offeree company, with that offeror or offeree company respectively, in each case in respect of the interests in shares of that adviser and persons controlling, controlled by or under the same control as that adviser (except in the capacity of an exempt fund manager or an exempt principal trader);

(8)   directors of a company which is subject to an offer or where the directors have reason to believe a bona fide offer for their company may be imminent; and

(9)   shareholders in a private company who sell their shares in that company in consideration for the issue of new shares in a company to which the Takeover Code applies, or who, following the re-registration of that company as a public company in connection with an initial public offering or otherwise, become shareholders in a company to which the Takeover Code applies;

“arrangement”	includes any indemnity or option arrangements, and any agreement or understanding, formal or informal, of whatever nature, relating to relevant securities which may be an inducement to deal or refrain from dealing;

“connected adviser”	has the meaning attributed to it in the Takeover Code;

“connected person”	has the meaning attributed to it in sections 252 to 255 of the Act;

“control”	means an interest, or interests, in relevant securities carrying in aggregate 30 per cent. or more of the voting rights attributable to the share capital of a company which are currently exercisable at a general meeting, irrespective of whether such interest or interests give de facto control;

“dealing” or “dealt”

includes the following:

(a)   the acquisition or disposal of relevant securities, of the right (whether conditional or absolute) to exercise or direct the exercise of the voting rights attaching to relevant securities, or of general control of relevant securities;

(b)   the taking, granting, acquisition, disposal, entering into, closing out, termination, exercise (by either party) or variation of an option (including a traded option contract) in respect of any relevant securities;

(c)   subscribing or agreeing to subscribe for relevant securities;

(d)   the exercise or conversion, whether in respect of new or existing relevant securities, of any relevant securities carrying conversion or subscription rights;

(e)   the acquisition of, disposal of, entering into, closing out, exercise (by either party) of any rights under, or variation of, a derivative referenced, directly or indirectly, to relevant securities;

(f)   entering into, terminating or varying the terms of any agreement to purchase or sell relevant securities;

(g)   the redemption or purchase of, or taking or exercising an option over, any of its own relevant securities by the Company or the Subscriber; and

(h)   any other action resulting, or which may result, in an increase or decrease in the number of relevant securities in which a person is interested or in respect of which he has a short position;

“derivative”	includes any financial product whose value in whole or in part is determined directly or indirectly by reference to the price of a underlying security;

“disclosure date”	means 5 December 2019, being the latest practicable date prior to the publication of this Document;

“disclosure period”	means the period commencing on 6 December 2018, being the date 12 months prior to the publication of this Document and ending on the disclosure date;

“exempt principal trader” or “exempt fund manager”	has the meaning attributed to it in the Takeover Code;

“interest”

a person who has long economic exposure, whether absolute or conditional, to changes in the price of relevant securities will be treated as interested in those relevant securities. A person who only has a short position in relevant securities will not be treated as interested in those relevant securities. In particular, a person will be treated as being interested in relevant securities if:

(a)   he owns;

(b)   has the right (whether conditional or absolute) to exercise or direct the exercise of the voting rights attaching to them or has general control of them;

(c)   by virtue of any agreement to purchase, option or derivative he has the right or option to acquire them or call for their delivery or is under an obligation to take delivery of them, whether the right, option or obligation is conditional or absolute and whether it is in the money or otherwise;

(d)   is party to any derivative whose value is determined by reference to its price and which results, or may result, in his having a long position in it; or

(e)   has received an irrevocable commitment in respect of the relevant securities;

“relevant securities”	means Ordinary Shares and securities convertible into or rights to subscribe for Ordinary Shares; and

“short position”	means any short position (whether conditional or absolute and whether in the money or otherwise) including any short position under a derivative, any agreement to sell or any delivery obligation or right to require another person to purchase or take delivery.

Mid-market Quotations

Set out below are the closing middle-market quotations for an Ordinary Share and for an ADS as derived from the London Stock Exchange’s Daily Official List and the Nasdaq Stock Exchange for the first dealing day of each of the six months immediately preceding the date of this Document and the latest practicable date prior to the publication of this Document.

Date	Price per ADS (USD)	Price per Ordinary share (p)
3 June 2019	1.53	23.5
1 July 2019	1.31	23.8
1 August 2019	1.36	22.0
3 September 2019 ‡	1.38	19.5
1 October 2019	1.65	27.0
1 November 2019	1.70	23.5
2 December 2019	1.49	22.0
5 December 2019	1.45	22.25

‡	Note that 2 September 2019 was Labor Day, a public holiday in the United States that is not considered a trading day

PART V

FINANCIAL INFORMATION INCORPORATED BY REFERENCE

As permitted under the rules of the Takeover Code, the information listed below relating to Summit is hereby incorporated by reference into this Document.

If you are reading this Document in hard copy, please enter the relevant web address in your web browser to view an electronic copy of the relevant document. If you are reading an electronic copy of document, please click on the relevant web address below to be brought to the relevant document. Shareholders have a right to receive a hard copy of the Document. Hard copies of the document are available on request by contacting Summit by telephone (+44 1235 443939), email (investors@summitplc.com) or post (attention Company Secretary, 136a Eastern Avenue, Milton Park, Abingdon, Oxfordshire, UK OX14 4SB). Hard copies of the Document will not be sent to Shareholders unless requested.

No	Document	Sections	Source of information
1.	Unaudited condensed consolidated interim financial statements for the three and six months ended 31 July 2019	Consolidated Statement of Comprehensive Income	Page 8
		Consolidated Statement of Financial Position	Page 9
		Consolidated Statement of Cash Flows	Page 10
		Consolidated Statement of Changes in Equity	Page 11-12
		Notes to the Financial Information	From Page 12
Link to an electronic copy of the document: https://www.Summitplc.com/app/uploads/2019/11/2019_RNS_38-Q2-Results-wire-draft-FINAL-web-version.pdf
2.	Annual Report and Accounts for the Financial Year ended 31 January 2019 (Audited)	Independent Auditors’ Report	Page 70
		Condensed Consolidated Statement of Comprehensive Income	Page 77
		Condensed Consolidated Statement of Financial Position	Page 78
		Condensed Consolidated Statement of Cash Flows	Page 79
		Consolidated Statement of Changes in Equity	Page 80
		Notes to the Financial Information - Including accounting policies, critical accounting judgements and key sources of estimation uncertainty	From Page 82
Link to an electronic copy of the document: https://www.summitplc.com/app/uploads/2019/05/2019_Summit-Therapeutics-AR.pdf

3.	Annual Report and Accounts for the Financial Year ended 31 January 2018 (Audited)	Independent Auditors’ Report	Page 56
		Consolidated Statement of Comprehensive Income	Page 61
		Consolidated Statement of Financial Position	Page 62
		Consolidated Statement of Cash Flows	Page 63
		Consolidated Statement of Changes in Equity	Page 64
		Notes to the Financial Information - Including accounting policies, critical accounting judgements and key sources of estimation uncertainty	From Page 65
Link to an electronic copy of the document: https://www.Summitplc.com/app/uploads/2018/09/Summit_Therapeutics_Annual_report_2018.pdf

PART VI

ADDITIONAL INFORMATION

1	Responsibility Statements

The Company and the Directors, whose names are set out at paragraph 2.1 below, accept responsibility for the information contained in this Document, including any expression of opinion, (other than the information for which responsibility is accepted by the Concert Party pursuant to this paragraph 1 of this Part VI). To the best of the knowledge and belief of the Company and the Directors (who have each taken all reasonable care to ensure that such is the case), the information contained in this Document for which they take responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

Each member of the Concert Party accepts responsibility for the information contained in this Document, including any expression of opinion, relating to themselves. To the best of the knowledge and belief of the members of the Concert Party (who have taken all reasonable care to ensure that such is the case), the information contained in this Document for which they are responsible is in accordance with the facts and does not omit anything likely to affect the import of such information.

In connection with this Document and/or the matters referred to in it, no person is authorised to give any information or make any representation other than as contained in this Document and, if given or made, such information or representation must not be relied upon as having been so authorised.

2	Directors of Summit

2.1	The current Directors of Summit and their respective functions are as follows:

Directors	Position
Frank Armstrong	Non-executive Chairman
Glyn Edwards	Chief Executive Officer
Leopoldo Zambeletti	Non-executive Director
David Wurzer	Non-executive Director

2.2	The proposed directors are as follows:

Proposed Director	Position
Mr Robert Duggan	Non-executive Director
Dr Ventzislav Stefanov	Non-executive Director
Dr Elaine Stracker	Non-executive Director
Mr Manmeet Soni	Non-executive Director

2.3

The registered office of the Company is at 136a Eastern Avenue, Milton Park, Abingdon, Oxfordshire, OX14 4SB United Kingdom. The principal place of business of the Company and the business address for each Director is 136a Eastern Avenue, Milton Park, Abingdon, Oxfordshire, OX14 4SB United Kingdom.

3	Directors’ Service Contracts

3.1

The amount of remuneration paid (including any contingent or deferred compensation), and benefits in kind granted to each Director by the Group for services in all capacities to the Group in respect of the financial year ended 31 January 2019, together with total amounts set aside or accrued by the Group to provide pension, retirement or similar benefits to each Director, were as follows:

Year ended 31 January 2019	Salaries and fees £	Taxable benefits £	Short-term incentives £	Restricted Stock Units £	Pension contributions £	Total 2018/19 £
Executive
Glyn Edwards	313,635	1,577	313,635	—	21,432	650,279
Non-executive
Frank Armstrong	75,000	3,519	—	146,749	—	225,268
Leopoldo Zambeletti	40,278	582	—	68,483	—	109,343
David Wurzer	50,796	1,911	—	68,483	—	121,190

	479,709	7,589	313,635	283,715	21,432	1,106,080

Details of the Directors’ service contracts or appointment letters, all of which are between each individual Director and Summit, are as follows. Save as disclosed, none of the Directors’ service contracts has been amended during the past six months:

(a)	Frank Armstrong

Dr Armstrong is engaged as a Non-executive Director of the Company and has held the position of Non-executive Chairman since June 2013 pursuant to the terms of his letter of appointment dated 6 June 2013. Dr Armstrong’s appointment will continue until terminated by mutual agreement of the parties but can be terminated without notice by either party. All Directors are subject to re-election by shareholders in accordance with the Company’s articles of association. If a resolution to re-elect a Non-executive Director is not passed by shareholders, their appointment will be terminated. The Chairman is paid a flat fee to include attendance at meetings, Committee memberships, and all other related activities. Dr Armstrong receives a fee of £75,000 per annum. The Company will also reimburse Dr Armstrong for all expenses reasonably incurred in the proper performance of his duties and that are in line with the Company’s expense policy. In addition to cash fees, Non-executive Directors also receive an annual grant of restricted stock units (“‘RSUs”). The RSUs have a one-year vesting period and no performance conditions. The RSUs are granted in the form of nominal-cost options and carry no risk of forfeiture.

(b)	Glyn Edwards

Mr Edwards was appointed as the Chief Executive Officer by a service agreement dated 4 April 2012, and amended on 19 June 2018, which continues unless terminated by the Company with twelve months’ written notice or by Mr Edwards with twelve months’ written notice. The Company may also terminate the agreement with immediate effect by paying a sum in lieu of notice equal to the basic fixed salary which Mr Edwards would have been entitled to receive during the notice period (and which shall not include payment in respect of benefits). The Company may otherwise terminate the agreement with immediate effect at any time without notice or payment in lieu of notice for certain circumstances including material breach of the agreement, serious misconduct, serious incompetence or negligence, criminal convictions or bankruptcy. The agreement includes a garden leave clause for a maximum of twelve months and there is no provision for compensation in addition to the contractual notice period. Mr Edwards’ salary is £323,044 per annum, subject to annual review. Mr Edwards’ service agreement also provides for a monthly pension contribution equal to 8.0 per cent of salary, private medical cover (including cover for his spouse) and life assurance (for four times his gross salary). Mr Edwards has been awarded share options in accordance with the Company’s Long-Term Incentive Plan. The options have a three-year vesting period and are subject to the completion of performance conditions. If the performance conditions are not met, the awards lapse at the end of the three-year vesting period. Under his service agreement, Mr Edwards is prohibited from engaging in any type of business in competition with the business of the Company, procuring orders from or doing business with any person who has done or proposed to do business with the Company, and endeavouring to entice away from the Company any senior manager or director engaged by the Company, for a period of 12 months from the date of termination of his agreement. Mr Edwards is also subject to confidentiality and protection of intellectual property provisions. In addition to his role as Chief Executive Officer, Mr Edwards will be appointed Chairman upon completion of the Fundraising. There is no plan to amend the terms of his existing service contract as part of this appointment.

(c)	Leopoldo Zambeletti

Mr Zambeletti is engaged as a Non-executive Director of the Company pursuant to the terms of his letter of appointment dated 30 May 2014. Mr Zambeletti’s appointment will continue until terminated by mutual agreement of the parties but can be terminated without notice by either party. All Directors are subject to re-election by shareholders in accordance with the Company’s articles of association. If a resolution to re-elect a Non-executive Director is not passed by shareholders, their appointment will be terminated. Non-executive Directors are paid a basic fee. In addition to the basic fee, Committee fees are paid for chairmanship or membership of a Board Committee. Mr Zambeletti currently receives a basic fee of £35,000 per annum and in addition Mr Zambeletti receives an additional £5,000 per annum for being a member of the Audit Committee and a further £5,000 per annum for being a member of the Remuneration Committee. The Company will also reimburse Mr Zambeletti for all expenses reasonably incurred in the proper performance of his duties and that are in line with the Company’s expense policy. In addition to cash fees, Non-executive Directors also receive an annual grant of RSUs. The RSUs have a one-year vesting period and no performance conditions. The RSUs are granted in the form of nominal-cost options and carry no risk of forfeiture.

(d)	David Wurzer

Mr Wurzer is engaged as a Non-executive Director of the Company pursuant to the terms of his letter of appointment dated 20 February 2015. Mr Wurzer’s appointment will continue until terminated by mutual agreement of the parties but can be terminated without notice by either party. All Directors are subject to re-election by shareholders in accordance with the Company’s articles of association. If a resolution to re-elect a Non-executive Director is not passed by shareholders, their appointment will be terminated. Non-executive Directors are paid a basic fee. In addition to the basic fee, Committee fees are paid for chairmanship or membership of a Board Committee. Mr Wurzer currently receives a fee of $67,000 per annum for his services as Non-executive Director and for his services as Chair of the Audit Committee. The Company will also reimburse Mr Wurzer for all expenses reasonably incurred in the proper performance of his duties and that are in line with the Company’s expense policy. In addition to cash fees, Non-executive Directors also receive an annual grant of RSUs. The RSUs have a one-year vesting period and no performance conditions. The RSUs are granted in the form of nominal-cost options and carry no risk of forfeiture.

(e)	Robert Duggan

Mr Duggan will be appointed as a non-executive director of the Company upon completion of the Fundraising pursuant to the terms of his letter of appointment dated 6 December 2019. Mr Duggan’s appointment will continue until terminated by mutual agreement of the parties but can be terminated without notice by either party. All Directors are subject to re-election by Shareholders in accordance with the Company’s Articles. If a resolution to re-elect a non-executive director is not passed by Shareholders, their appointment will be terminated. Non-executive directors are paid a basic fee of £35,000 (or USD equivalent). In addition to the basic fee, committee fees are paid for membership of a board committee of £5,000 (or USD equivalent) and £10,000 (or USD equivalent) for appointment as chairperson of a board committee. The Company will also reimburse Mr Duggan for all expenses reasonably incurred in the proper performance of his duties and that are in line with the Company’s expense policy. In addition to cash fees, non-executive directors also receive an annual grant of RSUs. The RSUs have a one-year vesting period and no performance conditions. The RSUs are granted in the form of nominal-cost options and carry no risk of forfeiture.

(f)	Manmeet Soni

Mr Soni will be appointed as a non-executive director of the Company and chairperson of the Audit Committee upon the completion of the Fundraising pursuant to the terms of his letter of appointment dated 6 December 2019. Mr Soni’s appointment will continue until terminated by mutual agreement of the parties but can be terminated without notice by either party. All Directors are subject to re-election by Shareholders in accordance with the Company’s Articles. If a resolution to re-elect a non-executive director is not passed by Shareholders, their appointment will be terminated. Non-executive directors are paid a basic fee of £35,000 (or USD equivalent). In addition to the basic fee, committee fees are paid for membership of a board committee of £5,000 (or USD equivalent) and £10,000 (or USD equivalent) for appointment as chairperson of a board committee. The Company will also reimburse Mr Soni for all expenses reasonably incurred in the proper performance of his duties and that are in line with the Company’s expense policy. In addition to cash fees, non-executive directors also receive an annual grant of RSUs. The RSUs have a one-year vesting period and no performance conditions. The RSUs are granted in the form of nominal-cost options and carry no risk of forfeiture.

(g)	Ventzislav Stefanov

Dr Stefanov will be appointed as a non-executive director of the Company upon completion of the Fundraising pursuant to the terms of his letter of appointment dated 6 December 2019. Dr Stefanov’s appointment will continue until terminated by mutual agreement of the parties but can be terminated without notice by either party. All Directors are subject to re-election by Shareholders in accordance with the Company’s Articles. If a resolution to re-elect a non-executive director is not passed by Shareholders, their appointment will be terminated. Non-executive directors are paid a basic fee of £35,000 (or USD equivalent). In addition to the basic fee, committee fees are paid for membership of a board committee of £5,000 (or USD equivalent) and £10,000 (or USD equivalent) for appointment as chairperson of a board committee. The Company will also reimburse Dr Stefanov for all expenses reasonably incurred in the proper performance of his duties and that are in line with the Company’s expense policy. In addition to cash fees, non-executive directors also receive an annual grant of RSUs. The RSUs have a one-year vesting period and no performance conditions. The RSUs are granted in the form of nominal-cost options and carry no risk of forfeiture.

(h)	Elaine Stracker

Dr Stracker will be appointed as a non-executive director of the Company upon Completion of the Fundraising pursuant to the terms of her letter of appointment dated 6 December 2019. Dr Stracker’s appointment will continue until terminated by mutual agreement of the parties but can be terminated without notice by either party. All Directors are subject to re-election by shareholders in accordance with the Company’s Articles. If a resolution to re-elect a non-executive director is not passed by shareholders, their appointment will be terminated. Non-executive directors are paid a basic fee of £35,000 (or USD equivalent). In addition to the basic fee, committee fees are paid for membership of a board committee of £5,000 (or USD equivalent) and £10,000 (or USD equivalent) for appointment as chairperson of a board committee. The Company will also reimburse Dr Stracker for all expenses reasonably incurred in the proper performance of her duties and that are in line with the Company’s expense policy. In addition to cash fees, non-executive directors also receive an annual grant of RSUs. The RSUs have a one-year vesting period and no performance conditions. The RSUs are granted in the form of nominal-cost options and carry no risk of forfeiture.

4	Directors’ and Proposed Directors’ interests in Ordinary Shares and ADSs (including interests of Directors’ families and their connected persons as required)

Other than Glyn Edwards who has agreed to subscribe for 452,475 Placing Shares and 67,870 Investor Warrants, none of the other current Directors are participating in the Fundraising. The Directors’ shareholdings in the Company as at the date of this Document and following the completion of the Fundraising are as follows:

	Shares as at date of the Document	Shares at completion of the Fundraising	Percentage of Enlarged Share Capital	Share options	Restricted Stock Units (RSUs)	Total
Executives
Glyn Edwards	383,333	835,808	0.25%	5,785,268	—	6,621,076
Non-executives
Frank Armstrong	158,789	158,789	0.05%	—	288,461	447,250
Leopoldo Zambeletti	15,979	15,979	0.005%	—	151,688	167,667
David Wurzer	63,190	63,190	0.02%	—	134,615	197,805

	621,291	1,073,766	0.325%	5,785,268	574,764	7,433,798

The shareholdings of the Proposed Directors at the date of this Document and following completion of the Fundraising are as follows:

	Shares as at date of the Document	Shares at completion of the Fundraising	Percentage of Enlarged Share Capital	Share options	Restricted Stock Units (RSUs)	Total
Proposed Directors
Robert Duggan	78,288,205	244,445,255	72.78%	—	—	244,445,255
Ventzislav Stefanov	74,500	74,500	0.02%	—	—	74,500
Elaine Stracker	—	—	—	—	—	—
Manmeet Soni	—	—	—	—	—	—

	621,291	244,519,755	72.80%	—	—	244,519,755

5	Material Contracts

The following material contracts, not being contracts entered into in the ordinary course of business have been entered into by a member of the Group within the two years immediately preceding the date of this Document:

(a)	Securities Purchase Agreement

Mr Duggan has agreed to purchase 166,157,050 Subscription Shares and 24,923,555 Investor Warrants pursuant to the Subscription in accordance with the Securities Purchase Agreement entered into between the Company and Mr Duggan on 6 December 2019. The offering to Mr Duggan was conducted pursuant to an exemption from the registration requirements of the Securities Act 1933 under Regulation D of such Act.

The obligations of Mr Duggan to purchase the Subscription Shares and the related Investor Warrants under the Securities Purchase Agreement are conditional on, inter alia, the following:

(i)	the Resolutions having been passed;

(ii)	the accuracy of warranties of the Company at the date of the Securities Purchase Agreement and as at Admission;

(iii)	execution by the Company of the warrant instrument dated 6 December 2019 (further details of which are set out below);

(iv)	execution by the Company of the deed of termination of the Relationship Agreement (further details of which are set out below);

(v)	Admission occurring on or before 31 December 2019 (or such later date as the Company and the Subscriber may agree in writing);

(vi)	delivery of the Subscription Shares and the related Investor Warrants to the Subscriber;

(vii)	delivery by each of Frank Armstrong, Leopoldo Zambeletti and David Wurzer of executed resignation letters effective upon Admission to the Company; and

(viii)	delivery by the Company of executed appointment letters effective upon Admission to the Proposed Directors.

The obligation of the Company to issue and sell the Subscription Shares and Investor Warrants under the Securities Purchase Agreement is conditional on, inter alia, the following:

(i)	the Resolutions having been passed;

(ii)	payment to the Company of the purchase price for the Subscription Shares and related Investor Warrants;

(iii)	the accuracy of warranties of Mr Duggan at the date of the Securities Purchase Agreement and as at Admission;

(iv)	execution by Mr Duggan of the deed of termination of the Relationship Agreement (further details of which are set out below); and

(v)	Admission occurring on or before 31 December 2019 (or such later date as the Company and the Subscriber may agree in writing).

The completion of the purchase of the Subscription Shares and related Investor Warrants pursuant to the Securities Purchase Agreement will automatically occur on Admission, if the conditions on Mr Duggan and the conditions on the Company have been satisfied or (where capable of waiver) waived at or prior to Admission.

The Securities Purchase Agreement may be terminated at any time prior to completion of the sale of Subscription Shares and related Investor Warrants in the following circumstances:

(i)	by mutual consent of the Company and Mr Duggan;

(ii)	by either the Company or Mr Duggan if any of the conditions to be fulfilled by the other has become incapable of fulfilment and shall not have been (where capable of waiver) waived; or

(iii)	in the event that Admission has not occurred on or prior to the date falling 60 days following the date of the Securities Purchase Agreement.

Pursuant to the Securities Purchase Agreement, each of the Company and the Subscriber gave certain customary warranties to the other.

If the Securities Purchase Agreement is terminated, the Company and Mr Duggan will remain liable to each other for any breaches of the Securities Purchase Agreement and the warrant instrument pursuant to which the Company has issued 26,306,765 Investor Warrants (further details of which are set out below) occurring prior to termination.

(b)	Warrant Instrument

The Company entered into a warrant instrument dated 6 December 2019 pursuant to which the Company has issued 26,306,765 Investor Warrants, each granting the right to subscribe for one Ordinary Share, in aggregate representing approximately 15 per cent. of the Enlarged Share Capital, at an exercise price of £0.243 per Ordinary Share, exercisable any time in the period commencing on the date falling six months following Admission and ending on the tenth anniversary of Admission. The Company may by written notice require holders of the Investor Warrants to exercise some or all of such Investor Warrants, provided that such notice may not be given by the Company prior to the third anniversary of the date of Admission and that, as at the date of notice, the ten-day volume weighted average price of the Ordinary Shares as reported on a recognised investment exchange (as defined in section 285(1)(a) of FSMA) or, if the Ordinary Shares are not admitted to trading on such an exchange, the ADSs as reported on Nasdaq represents a premium equivalent to at least 50 per cent. to the exercise price of £0.243 per Ordinary Share. The Investor warrants are not capable of exercise prior to the date falling six months following Admission, save in certain customary limited circumstances relating to a winding up, takeover, or scheme of arrangement of the Company.

(c)	Placing Agreement

On 6 December 2019, the Broker and the Company entered into a placing agreement (the “Placing Agreement”), whereby each of N+1 Singer was appointed agent of the Company for the purposes of managing the placing of the Placing Shares and using its reasonable endeavours to procure placees to subscribe for such Ordinary Shares at the Placing Price in respect of the Placing Shares and at the exercise price of £0.234 per Ordinary Share in respect of such Investor Warrants. Pursuant to the Placing Agreement, the Company gave certain customary warranties to the Broker regarding, inter alia, the accuracy of the information in the Fundraising materials and relating to the Company and its business and a customary indemnity was given by the Company to the Broker in respect of liabilities arising out of or in connection with the Fundraising. Under the Placing Agreement, the Company agreed to pay N+1 Singer a fixed corporate finance fee and a commission, based on the aggregate proceeds raised from the placing of such Ordinary Shares with placees procured by the relevant Joint Broker. No commissions are being paid on the issue of the Placing Shares to Mr Edwards on the Subscription Shares to Mr Duggan.

The Placing Agreement and the issue of the Placing Shares is conditional, inter alia, upon:

(i)	the passing of the Resolutions to be proposed at the General Meeting;

(ii)	the compliance by the Company with all of its obligations under the Placing Agreement to the extent that they are required to be performed on or prior to Admission of the Placing Shares;

(iii)	the Subscription Agreement not having lapsed or been terminated and having been completed in accordance with its terms, subject only to Admission;

(iv)	the Placing Agreement not having been terminated prior to Admission of the Placing Shares; and

(v)	Admission occurring by no later than 8.00 a.m. on 30 December 2019 (or such later time and/or date as the Company and the Broker may agree, being not later than 8.00 a.m. on 31 December 2019).

Accordingly, if any of such conditions are not satisfied, or, if applicable, waived, the Placing will not proceed.

The Broker may terminate the Placing Agreement prior to Admission of the Placing Shares in certain circumstances, including, amongst other things, if the Company is in breach of any of its obligations under the Placing Agreement (including the warranties contained in the Placing Agreement); if there is a material adverse change in the financial position or prospects of the Group where (in the opinion of the Broker) the effect of such change is that the placees in the Placing will not be required to subscribe for Placing Shares at the Placing Price; or if there is a material adverse change in national or international financial, monetary, economic, political, environmental, or stock market conditions which (in the reasonable opinion of the Broker) is or will be or is likely to be materially prejudicial to the Group or to the Placing or Admission of the Placing Shares.

(d)	Securities Purchase Agreement

On 14 December 2018, the Company and Mr Robert W. Duggan entered into a securities purchase agreement, whereby Mr Duggan agreed to purchase 15,625,000 ADSs, representing 78,125,000 ordinary shares, at a price of $1.60 per ADS. The offering to Mr Duggan was conducted pursuant to an exemption from the registration requirements of the Securities Act 1933 under Regulation D of such Act.

Admission of the new ordinary shares to trading on AIM occurred on 9 January 2019. The completion of the purchase of the ADSs that represent the new ordinary shares pursuant to the securities purchase agreement occurred on 9 January 2019 when the new ordinary shares were admitted to trading on AIM.

Pursuant to the securities purchase agreement, each of the Company and the Subscriber gave certain customary warranties to the other.

Mr Duggan also agreed to a lock-up period that will expire on 8 January 2020, one year after admission, during which time Mr Duggan (and his affiliates) may not dispose of any securities in the Company (including ADSs) without the prior approval of the Company. The lock-up is subject to certain customary exceptions including, amongst others, disposals made to permitted transferees and in connection with certain tender offers made by third parties or the Company.

(e)	Consultancy Agreement with Maky Zanganeh & Associates Inc.

On 6 December 2019, Summit entered into the Consultancy Agreement with MZA, conditional on completion of the Fundraising, whereby MZA is to provide consultancy services to Summit, including strategic planning in connection with Summit’s clinical and regulatory programmes, such as the ongoing Phase 3 clinical trials of ridinilazole. The Consultancy Agreement becomes effective upon completion of the Fundraising and shall terminate on the third anniversary of Admission. A monthly fee of USD 75,000 will be payable by Summit to MZA for the provision of consultancy services. In addition to such monthly fee, MZA, is entitled to warrants over 16,793,660 Ordinary Shares. Such Consultant Warrants have an exercise price of £0.221 each and shall vest on a quarterly basis over three years from Admission, subject to MZA’s provision of consultancy services to the Company during such period. In the event of early termination of the Consultancy Agreement by MZA, any Consultant Warrants that have not vested at such date shall automatically lapse.

On 16 October 2019, Summit entered into a two-month consultancy agreement with MZA, in respect of the same services as to be provided under the Consultancy Agreement and for the same monthly fee. The two-month consultancy agreement shall terminate automatically on 16 December 2019.

(f)	Deed of termination of Relationship Agreement

On 6 December 2019, the Company, Cairn and Mr Duggan entered into a deed of termination of the Relationship Agreement (further details of which are set out in the paragraph below), conditional on and with effect from the AIM Delisting becoming effective.

(g)	Relationship Agreement

On 14 December 2018, the Company, Cairn and Mr Duggan entered into a relationship agreement to regulate the Company’s relationships with Mr Duggan and to limit his influence over the Group’s corporate actions and the outcome of general matters pertaining to the Group from Admission.

Pursuant to the relationship agreement, Mr Duggan agreed to, and has agreed to procure that any of his associates (within the meaning of the definition of “related party” contained in the AIM Rules) and any person who holds shares (whether directly or indirectly) in the Company on his behalf (together, “his associates”) shall (amongst other things):

(i)	conduct all transactions with the Group on arm’s length terms and on a normal commercial basis, including in accordance with the related party rules set out in the AIM Rules;

(ii)	exercise his, her or its voting rights so as to ensure that the Company is capable of carrying on its business and making decisions independently of Mr Duggan and his associates; and

(iii)	abstain from voting in respect of any resolution containing any transaction, agreement or arrangement involving any member of the Group to which Mr Duggan or any of his associates is a party.

The obligations of the parties under the Relationship Agreement shall automatically terminate upon:

(i)	Mr Duggan and/or any of his associates ceasing to control at least 20% of the voting rights in the Company; or

(ii)	the Ordinary Shares ceasing to be admitted to trading on AIM and the ADSs ceasing to be admitted to trading on Nasdaq.

(h)	Registration Rights Agreement

On 14 December 2018, the Company entered into a registration rights agreement with Mr Duggan pursuant to which the Company agreed to (i) file a registration statement with the U.S. Securities Exchange Commission covering the resale of the ADSs that represent the new ordinary shares (together, and as may be reduced by securities sold in a registered offering or those sold pursuant to an exemption from registration without volume or manner-of-sale restrictions, the “Registrable Securities”) pursuant to a registration statement under the Securities Act 1933 (a “Registration Statement”) on a date falling between 180 and 210 days following 9 January 2019; (ii) use its commercially reasonable efforts to have such Registration Statement declared effective as soon as practicable thereafter; and (iii) maintain the effectiveness of the Registration Statement until the earlier of all of the Registrable Securities being sold, all of the securities registered thereby ceasing to constitute Registrable Securities or the fifth anniversary of Admission. In June 2019, the Registration Statement was filed with, and subsequently declared effective by, the U.S. Securities Exchange Commission.

(i)	The placing agreement between Summit, N+1 Singer and Panmure Gordon (UK) Limited (“PG”)

On 27 March 2018, N+1 Singer, PG (and the Company entered into a placing agreement (the “2018 Placing Agreement”), whereby each of N+1 Singer and PG were appointed agents of the Company for the purposes of managing the placing of 8,333,333 Ordinary Shares and using their reasonable endeavours to procure placees to subscribe for such Ordinary Shares at the price of 180 pence per Ordinary Share. Pursuant to the 2018 Placing Agreement, the Company gave certain customary warranties and indemnities to N+1 Singer and PG regarding, inter alia, the accuracy of the information in the Placing materials. Under the 2018 Placing Agreement, the Company agreed to pay each of N+1 Singer and PG a fee based on the aggregate proceeds raised from the placing of such Ordinary Shares. Notwithstanding the foregoing, no commissions are being paid on the issuance of the New Ordinary Shares that Mr Duggan has subscribed for.

(j)	Acquisition of Discuva Limited

On 23 December 2017, the Company and the shareholders of Discuva Limited (“Discuva”) (the “Discuva Sellers”) entered into a sale and purchase agreement (the “Discuva SPA”), pursuant to which the Company acquired the entire issued share capital of Discuva for a consideration of

£5,000,000 and £5,000,000 of Ordinary Shares at a price of 170.4 pence per Ordinary Share. The Company also agreed to pay the Discuva Sellers fifty per cent. of the economic benefit of any payments that the Company may receive from F. Hoffmann – La Roche Limited (“Roche”) pursuant to the terms of a collaboration agreement between Discuva and Roche, whereby Roche makes specified payments to Discuva relating to certain developments made under the Roche platform. In addition, the Discuva Sellers were entitled to receive contingent payments based on the receipt by Discuva of potential research and development tax credits for the period from 1 April 2015 to the date of the Discuva SPA.

The Discuva SPA also contained certain restrictions with respect to Ordinary Shares, pursuant to which each of the Discuva Sellers agreed not to sell or dispose of any interests in or rights over any Ordinary Shares for a (now expired) period.

6	No known significant change

Save as disclosed in this Document, there has been no known significant change in the financial or trading position of the Group since 31 January 2019, the date to which the Group’s latest financial results statement for the twelve months ended 31 January 2019 that are incorporated by reference in Part VI of this Document were prepared. On 11 October 2019, the Group released its unaudited interim financial results for the three and six months ended 31 July 2019 to further confirm that there has been no significant change in the financial or trading position of the Group.

7	Consent

Cairn has given and not withdrawn its written consent to the issue of this Document with the inclusion of the recommendation in it and of references to its name in the form and context in which they appear.

N+1 Singer has given and not withdrawn its written consent to the issue of this Document with the inclusion of references to its name in the form and context in which they appear.

8	Documents available for inspection

Copies of the following documents will be available for inspection until Admission during normal business hours on any Business Day at the Company’s registered office, 136a Eastern Avenue, Milton Park, Abingdon, Oxfordshire, OX14 4SB United Kingdom and may be viewed on the Company’s website, www.summitplc.com /investors/investor-centre/:

(a)	the memorandum and articles of association of the Company;

(b)

the audited consolidated accounts of the Group for the financial years ended 31 January 2019 and 31 January 2018, and the unaudited interim financial statements for the three months and six months ended 31 July 2019;

(c)	the material contracts of the Group referred to in paragraph 5 of this Part VI, to the extent entered into in connection with the Fundraising;

(d)	the material contracts of the Subscriber referred to in paragraph 5 of Part VI;

(e)	a copy of this Document; and

(f)	the written consent referred to in paragraph 7 of this Part VI.

9	Electronic publication of this Document

Hard copies of this Document will not be sent to those Shareholders who have previously elected to receive documents electronically. Those Shareholders who wish to receive a hard copy of this Document (who have previously elected to receive documents electronically) should request this by contacting the Company Secretary, Summit Therapeutics plc, 136a Eastern Avenue, Milton Park, Abingdon, Oxfordshire, OX14 4SB, United Kingdom or by telephone to +44 1235 443 939.

Each person to whom a copy of this Document has been delivered may request that all future documents, announcements and information sent to them in relation to the Waiver should be sent in hard copy form (using the contact details above).

Date: 6 December 2019

NOTICE OF GENERAL MEETING

SUMMIT THERAPEUTICS PLC

(Incorporated in England and Wales with registered number 05197494)

(the “Company”)

NOTICE IS HEREBY GIVEN that a General Meeting of the Company will be held at the offices of CMS Cameron McKenna Nabarro Olswang LLP at Cannon Place, 78 Cannon Street, London EC4N 6AF at 10.30 a.m. on 23 December 2019, for the purpose of considering and, if thought fit, passing the following resolutions. Resolutions numbered 1 and 3 will be proposed as ordinary resolutions and resolutions 2 and 4 as special resolutions.

Only Independent Shareholders may vote on resolution 3.

All votes at the General Meeting will be taken on a poll.

In this Notice, words and defined terms shall have the same meanings as words and defined terms on the Document to which this Notice is attached.

ORDINARY RESOLUTION

1.

THAT, subject to and conditional upon the approval of resolutions 2, 3 and 4, the directors of the Company be and are hereby generally and unconditionally authorised, in addition to any such authority previously granted and which has not expired, to exercise all the powers of the Company to allot shares and to grant rights to subscribe for or to convert any securities into shares up to an aggregate nominal amount of £2,016,853 in connection with the Fundraising. This authority shall expire (unless previously varied as to duration, revoked or renewed by the Company in general meeting) 18 months after the date of the passing of this resolution, except that the Company may before such expiry make any offer or agreement which would or might require shares to be allotted or such rights to be granted after such expiry and the directors of the Company may allot shares or grant such rights in pursuance of such offer or agreement as if the authority conferred by this authority had not expired.

SPECIAL RESOLUTION

2.

THAT, subject to and conditional upon the approval of resolutions 1, 3 and 4, the directors of the Company be and are hereby empowered pursuant to section 570 of the Companies Act 2006 (the “Act”) to allot equity securities (as defined in section 560 of the Act) for cash pursuant to the authority conferred on them by resolution 1 as if section 561 of the Act did not apply to any such allotment, provided that this power shall be in addition to existing powers and shall be limited to any such allotment having, in the case of ordinary shares, an aggregate nominal value or, in the case of other equity securities, giving the right to subscribe for or convert into ordinary shares having an aggregate nominal value, not exceeding the sum of £2,016,853. This authority shall expire, unless previously revoked or renewed by the Company in general meeting, at such time as the authority conferred on the directors of the Company by resolution 1 expires, except that the Company may before such expiry make any offer or agreement which would or might require equity securities to be allotted after such expiry and the directors of the Company may allot equity securities in pursuance of such an offer or agreement as if the power conferred by this resolution had not expired.

ORDINARY RESOLUTION

3.

THAT the waiver granted by the Panel of the obligations that would otherwise arise on the Subscriber to make a general offer to Shareholders pursuant to Rule 9 of the Takeover Code as a result of the allotment and issue to him of the Subscription Shares and the Investor Warrants pursuant to the Subscription, be and is hereby approved.

SPECIAL RESOLUTION

4.

THAT, subject to and conditional upon the approval of resolutions 1, 2 and 3 above, the cancellation of the admission of the ordinary shares of one penny each in the capital of the Company to trading on the AIM market operated by London Stock Exchange plc be and is hereby approved.

By order of the Board

Melissa Strange

Company Secretary

Dated 6 December 2019

Registered office:

136a Eastern Avenue

Milton Park

Abingdon

Oxfordshire OX14 4SB

United Kingdom

NOTES TO THE NOTICE OF GENERAL MEETING

1.	ENTITLEMENT TO ATTEND AND VOTE

Pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, the Company specifies that only those members registered on the Company’s register of members at:

•	close of business on 19 December 2019; or,

•	if this General Meeting is adjourned, at the close of business on the day two days prior to the adjourned meeting, shall be entitled to attend and vote at the meeting.

2.	APPOINTMENT OF PROXIES

If you are a member of the Company at the time set out in note 1 above, you are entitled to appoint a proxy to exercise all or any of your rights to attend, speak and vote at the General Meeting and you should have received a proxy form with this notice of meeting. You may appoint a proxy only using the procedures set out in these notes and the notes to the proxy form.

A proxy does not need to be a member of the Company but must attend the meeting to represent you. Details of how to appoint the Chairman of the meeting or another person as your proxy using the proxy form are set out in the notes to the proxy form. If you wish your proxy to speak on your behalf at the meeting you will need to appoint your own choice of proxy (not the Chairman) and give your instructions directly to them.

You may appoint more than one proxy provided each proxy is appointed to exercise rights attached to different shares. You may not appoint more than one proxy to exercise rights attached to any one share. To appoint more than one proxy, you may photocopy the proxy form provided and submit all such forms to Link Asset Services, PXS, 34 Beckenham Road, Beckenham, BR3 4TU.

To appoint one or more proxies or to give an instruction to a proxy (whether previously appointed or otherwise) via the CREST system, CREST messages must be received by the issuer’s agent (ID number RA10) by 10.30 a.m. on 19 December 2019. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp generated by the CREST system) from which the issuer’s agent is able to retrieve the message. The Company may treat as invalid a proxy appointment sent by CREST in the circumstances set out in regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

To direct your proxy how to vote on the resolutions, mark the appropriate box with an “X”. A vote “withheld” is not a vote in law, which means that the vote will not be counted in the calculation of votes “For” or “Against” the resolution. If no voting indication is given, your proxy will vote or abstain from voting at his or her discretion. Your proxy will vote (or abstain from voting) as he or she thinks fit in relation to any other matter which is put before the meeting.

3.	APPOINTMENT OF PROXY USING HARD COPY PROXY FORM

The notes to the proxy form explain how to direct your proxy how to vote on each resolution or withhold their vote.

To appoint a proxy using the proxy form, the form must be:

•	completed and signed;

•	sent or delivered to Link Asset Services, PXS, 34 Beckenham Road, Beckenham, BR3 4TU; and

•	received by Link Asset Services no later than 10.30 a.m. on 19 December 2019.

In the case of a member which is a company, the proxy form must be executed under its common seal or signed on its behalf by an officer of the company or an attorney for the company. Any corporation which is a member may also appoint one or more corporate representatives who may exercise on its behalf all of its powers as a member provided that they do not do so in relation to the same shares.

Any power of attorney or any other authority under which the proxy form is signed (or a duly certified copy of such power or authority) must be included with the proxy form.

4.	APPOINTMENT OF PROXY BY JOINT MEMBERS

In the case of joint holders, where more than one of the joint holders purports to appoint a proxy, only the appointment submitted by the most senior holder will be accepted. Seniority is determined by the order in which the names of the joint holders appear in the Company’s register of members in respect of the joint holding (the first-named being the most senior).

5.	CHANGING PROXY INSTRUCTIONS

To change your proxy instructions simply submit a new proxy appointment using the methods set out above. Note that the cut-off time for receipt of proxy appointments (see above) also apply in relation to amended instructions; any amended proxy appointment received after the relevant cut-off time will be disregarded.

Where you have appointed a proxy using the hard-copy proxy form and would like to change the instructions using another hard-copy proxy form, please contact Link Asset Services.

If you submit more than one valid proxy appointment, the appointment received last before the latest time for the receipt of proxies will take precedence. If the Company is unable to determine which appointment was last validly received, none of them shall be treated as valid in respect of that share.

Any alterations made to the proxy form should be initialled.

6.	TERMINATION OF PROXY APPOINTMENTS

In order to revoke a proxy instruction, you will need to inform the Company by sending a signed hard copy notice clearly stating your intention to revoke your proxy appointment as above. In the case of a member which is a company, the revocation notice must be executed under its common seal or signed on its behalf by an officer of the company or an attorney for the company. Any power of attorney or any other authority under which the revocation notice is signed (or a duly certified copy of such power or authority) must be included with the revocation notice.

The revocation notice must be received by Link Asset Services no later than the commencement of the meeting or any adjourned meeting. If you attempt to revoke your proxy appointment but the revocation is received after the time specified then, subject to the paragraph directly below, your proxy appointment will remain valid.

Appointment of a proxy does not preclude you from attending the meeting and voting in person. If you have appointed a proxy and attend the meeting in person, your proxy appointment will automatically be terminated.

7.	ISSUED SHARES AND TOTAL VOTING RIGHTS

As at the close of business on 5 December 2019, the Company’s issued ordinary share capital comprised 160,494,758 ordinary shares of one penny each. Each ordinary share carries the right to one vote at the General Meeting of the Company and, therefore, the total number of voting rights in the Company as at close of business on 5 December 2019 is 160,494,758.

8.	COMMUNICATION

Except as provided above, members who have general queries about the meeting should call the shareholder helpline of Link Asset Services on +44 (0) 871 664 0300. Calls cost 12p per minute plus your telephone company’s access charge. If you are outside the United Kingdom, please call +44 371 664 0300. Calls outside the United Kingdom will be charged at the applicable international rate. Lines are open between 9:00 a.m. to 5:30 p.m. Monday to Friday excluding public holidays in England and Wales (no other methods of communication will be accepted).

You may not use any electronic address provided either in this Notice of General Meeting or any related documents to communicate with the Company for any purposes other than those expressly stated.